MINEBEA CO.,LTD.
1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601

May 15, 2003

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

RE: Minebea Co., Ltd. – File No. 82-4552

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following documents:


03050669

a) Press release dated on March 28, 2003
b) Press release dated on April 10, 2003
c) Press release dated on April 18, 2003
d) Press release dated on April 25, 2003
e) Brief report of consolidated financial results (Year ended March 31, 2003)
f) Brief report of non-consolidated financial results (Year ended March 31, 2003)

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

平成１５年3月２８日

各　位

ミネベア株式会社

◆　プレスリリース◆

本日、下記の人事異動、機構改革が決定いたしましたのでご連絡申し上げます。

記

Ⅰ．人事異動

発令日：平成１５年4月1日

新　　職	旧　　職	継続職	氏　　名
技術本部長	第二製造本部長 兼浜松製作所長	専務取締役	やまぎし　たかゆき 山　岸　孝　行
製造本部長	第一製造本部長	専務取締役 軽井沢製作所長	おばら　りくろう 小　原　陸　郎

Ⅱ．機構改革

発令日：平成１５年4月1日

1．第一製造本部と第二製造本部を統合し、製造本部を新設する。

2．技術本部を新設する。

以　上

お問い合わせ先：　ミネベア株式会社　人事総務部
取締役人事総務部長　　眞　瀬　俊　二（ませ　しゅんじ）
担当：人事総務部人事課長　木　村　尚　行（きむら なおゆき）
〒153-8662　東京都目黒区下目黒 1-8-1 ｱﾙｺﾀﾜｰ 19 階
電話：03-5434-8612　　FAX：03-5434-8601

(Translation)

March 28, 2003

< PRESS RELEASE >

Minebea Co., Ltd.

Managerial Assignments and Organizational Changes

We would like to announce managerial assignments and organizational changes effective April 1, 2003 as follows:

1. Managerial Assignments

〈 New Assignment 〉	〈 Former Assignment 〉	〈 Post to be Retained 〉
Takayuki Yamagishi, Mr.		
General Manager of Engineering Headquarters	General Manager of The 2nd Manufacturing Headquarters and Hamamatsu Manufacturing Unit	Senior Managing Director
Rikuro Obara, Mr.		
General Manager of Manufacturing Headquarters	General Manager of The 1st Manufacturing Headquarters	Senior Managing Director

2. Organizational Change

1) We have integrated the 1st Manufacturing Headquarters and the 2nd Manufacturing Headquarters, and newly established the Manufacturing Headquarters.
2) We have newly established the Engineering Headquarters.

For further information and inquiries, please contact:

Minebea Co., Ltd.
Personnel & General Affairs Department

Shunji Mase, Mr.
Director and General Manager of Personnel & General Affairs Department

Naoyuki Kimura, Mr.
Manager of Personnel & General Affairs Department

ARCO Tower, 19th Floor,1-8-1, Shimo-Meguro,
Meguro-ku, Tokyo 153-8662
Tel: 03-5434-8612 Fax: 03-5434-8601

* * * * * *

平成15年4月10日

各　位

会　社　名　ミネベア株式会社
代表者名　代表取締役社長　山本次男
（コード番号　6479　東証第一部）
問合せ先　取締役経理部長　大木貞彦
（電話番号　03－5434－8611）

子会社の異動、ｽｲｯﾁﾝｸﾞ電源、ｲﾝﾀﾞｸﾀｰ、ﾄﾗﾝｽﾌｫｰﾏｰ等の事業からの撤退及び業績予想の修正に関するお知らせ

平成15年4月10日開催の当社取締役会において、当社の子会社であるMINEBEA EUROPE FINANCE B.V.の清算とIMC MAGNETICS CORP.の売却もしくは清算、及びｽｲｯﾁﾝｸﾞ電源、ｲﾝﾀﾞｸﾀｰ、ﾄﾗﾝｽﾌｫｰﾏｰ等の事業からの撤退と損失の計上について決議いたしましたので、下記のとおりお知らせいたします。
また、株式評価損失等を含む業績予想の修正について下記のとおりお知らせいたします。

記

Ⅰ.子会社の異動

1. MINEBEA EUROPE FINANCE B.V.の清算

(1) 清算に至った経緯

MINEBEA EUROPE FINANCE B.V.は、1986年 欧州の金融統括会社として、ｵﾗﾝﾀﾞ・ｱﾑｽﾃﾙﾀﾞﾑに設立されました。欧州での資金調達が安定化し、当初の目的を達成したことから清算することを決定いたしました。

(2) MINEBEA EUROPE FINANCE B.V.の概要

所在地　：ｵﾗﾝﾀﾞ・ｱﾑｽﾃﾙﾀﾞﾑ
代表者　：瀬ノ上　顕治
資本の額　：EUR 226千
主な株主構成：ﾐﾈﾍﾞｱ(株) 100％子会社
清算時期　：平成15年9月

(3) 業績に与える影響

清算による平成15年3月期の業績への影響は、単独決算では31百万円の利益、連結決算では為替換算調整勘定の償却により135百万円の損失となる見込みであります。

2. IMC MAGNETICS CORP.の売却もしくは清算

(1) 売却もしくは清算に至った経緯

IMC MAGNETICS CORP.は、主として航空機用のｿﾚﾉｲﾄﾞﾊﾞﾙﾌﾞを製造、販売している会社で1975年に当社ｸﾞﾙｰﾌﾟに加わりました。ここ数年、航空機関連需要の減少により業績が低迷し改善に努めてまいりました。しかし、市場環境は悪化傾向を強めていて今後の業績の改善が見込めないこと、また、ｸﾞﾙｰﾌﾟ内での相乗効果も低いことから、会社を売却もしくは清算することに決定いたしました。

(2) IMC MAGNETICS CORP.の概要

所在地	： 米国・ｱﾘｿﾞﾅ州
代表者	： G.H. Davidson
売上高	： US$ 13,564千（平成15年3月期）
資本の額	： US$ 5,082千
主な株主構成	： ﾐﾈﾍﾞｱ(株) 100%間接所有子会社
売却もしくは清算時期	： 平成15年9月

(3) 業績に与える影響

売却もしくは清算による平成15年3月期の業績への影響は、連結決算のみで710百万円(6MILﾄﾞﾙ)の損失となる見込みであります。

Ⅱ. ｽｲｯﾁﾝｸﾞ電源、ｲﾝﾀﾞｸﾀｰ、ﾄﾗﾝｽﾌｫｰﾏｰ等の事業からの撤退

1. 事業撤退の理由

ｽｲｯﾁﾝｸﾞ電源、ｲﾝﾀﾞｸﾀｰ及びﾄﾗﾝｽﾌｫｰﾏｰ等の事業については、長年にわたり業績の改善に努めてまいりましたが、現在の状況からみて近い将来、事業の拡大及び業績の改善をはかることは困難との判断から、事業継続を断念し速やかに撤退することを決定いたしました。

2. 日程及び事業整理損

(1) 日程：	事業撤退決議	平成15年4月10日
	生産終了予定日	平成15年12月31日または、受注残納入完了日のいずれか早い方の日時

(2) ｽｲｯﾁﾝｸﾞ電源、ｲﾝﾀﾞｸﾀｰ及びﾄﾗﾝｽﾌｫｰﾏｰの売上高：11,575百万円（平成15年3月期）

(3) 事業整理損失見込額（平成15年3月期計上）　連結決算のみ 31億円

Ⅲ.業績予想の修正

上記の事項に加えて、平成15年3月期は次の様な特別損失を計上いたします。従って、平成14年11月14日の中間決算発表時に公表した平成15年3月期(平成14年4月1日～平成15年3月31日)の業績予想を修正いたします。

① 投資有価証券評価損(単独決算・連結決算 同額) 4,914百万円
株式市場の大幅な下落に伴い、金融関連株等の保有株式の減損処理による特別損失。

② 関係会社株式評価損(単独決算のみ) 1,543百万円
ｽｲｯﾁﾝｸﾞ電源等の事業からの撤退に伴い、当社100%子会社であるﾐﾈﾍﾞｱ ｴﾚｸﾄﾛﾆｸｽ株式会社に対する減損処理による特別損失。

③ 環境整備費(連結決算のみ) 1,195百万円
米国における環境対策費用の引当金による特別損失。

1. 連結業績予想数値の修正

(1) 通期 (平成14年4月1日～平成15年3月31日)

(単位:百万円)

	売上高	営業利益	経常利益	当期純利益
前回発表予想(A)	272,000	21,500	16,500	6,500
今回修正予想(B)	272,000	18,600	13,600	△3,200
増減額(B－A)	0	△2,900	△2,900	△9,700
増減率(%)	0%	△13.5%	△17.6%	－
(ご参考) 前期実績 (平成14年3月期)	279,344	21,972	15,995	5,298

2. 単独業績予想数値の修正

(1) 通期（平成14年4月1日～平成15年3月31日）

（単位：百万円）

	売上高	営業利益	経常利益	当期純利益
前回発表予想(A)	165,000	5,500	10,500	5,100
今回修正予想(B)	163,000	5,000	11,000	1,200
増減額(B－A)	△2,000	△500	500	△3,900
増減率(%)	△1.2%	△9.1%	4.8%	△76.5%
（ご参考） 前期実績（平成14年3月期）	175,218	1,848	10,033	4,351

(2) 配当の見込み

当期末の配当につきましては、当初の計画通り1株につき7円の配当を実施する予定であります。

以 上

April 10, 2003

To Whom It May Concern

Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
President and
Representative Director
(Code No. 6479 TSE Div. No.1)
Contact Person : Sadahiko Oki
Director and General
Manager of Accounting
Department
(Tel. 03-5434-8611)

Disposal of Subsidiaries; Withdrawal from the Business of Switching Power Supplies, Inductors and Transformers; and Revision of Business Performance Forecast

We hereby announce that our Board of Directors has resolved at a meeting on April 10, 2003 to liquidate MINEBEA EUROPE FINANCE B.V.; sell or liquidate IMC MAGNETICS CORP., both of which are our subsidiaries; to withdraw from the business of switching power supplies, inductors and transformers; and to declare losses arising from the disposal of subsidiaries and the withdrawal from the business of the three products as follows. We also inform you that the forecast of business performance for fiscal year ended March 31, 2003 has been revised due to losses including losses on revaluation of investment securities as shown below.

I. Disposal of Subsidiaries

1. Liquidation of MINEBEA EUROPE FINANCE B.V.

(1) Background to liquidation

Since its establishment in Amsterdam, Netherlands in 1986, MINEBEA EUROPE FINANCE B.V. has operated as our finance controlling subsidiary in Europe. We have today decided to liquidate this subsidiary, because our fund-raising in Europe has become stable and the company has achieved its initial objectives.

(2) Outline of MINEBEA EUROPE FINANCE B.V.

Location	:	Amsterdam, Netherlands B.V.
Representative	:	Kenji Senoue
Capital	:	Euro226,000
Shareholder and ownership	:	Minebea Co., Ltd. 100%
Planned date of liquidation	:	September 2003

(3) Impact on business performance

We estimate the impact on business performance for fiscal year ended March 31, 2003 will be profit of ¥31 million on a non-consolidated basis and losses of ¥135 million on a consolidated basis to be incurred by writing off foreign currency translation adjustments.

2. Sale or Liquidation of IMC MAGNETICS CORP.

(1) Background to sale or liquidation

IMC MAGNETICS CORP., a manufacturer and supplier of mainly solenoid valves for aircraft, joined the Minebea Group in 1975. For these several years, the company has suffered lagged business performance owing to sluggish demand from the aircraft industry. To date we have strived to turn this company around. However, with market environment growing worse, we foresee no possibility of improving the company's performance in the future. Additionally, we see the company generating little synergistic effect within the Minebea Group. We have therefore decided to sell or liquidate this subsidiary.

(2) Outline of IMC MAGNETICS CORP.

Location	:	Arizona, the U.S.A.
Representative	:	G.H. Davidson
Sales	:	US$13,564 thousand (Fiscal year ended March 2003)
Capital	:	US$5,082 thousand
Shareholder and ownership	:	Minebea Co., Ltd. 100% (indirect ownership)
Planned date of liquidation	:	September 2003

(3) Impact on business performance

We estimate the impact on business performance for fiscal year ended March 31, 2003 will be losses of ¥710 million (US$6 million) on a consolidated basis.

II. Withdrawal from the Business of Switching Power Supplies, Inductors and Transformers

1. Reason for the Withdrawal

Given our consistent efforts for a long time to return the business of switching power supplies, inductors and transformers to profitability in vain, we have concluded it is hardly possible to improve their performance or to expand their operations in the foreseeable future and decided to discontinue and withdraw from these business.

2. Schedule for and Losses from the Withdrawal

(1) Schedule for the withdrawal

Decision on the withdrawal	:	April 10, 2003
Planned date of termination of production	:	December 31, 2003, or upon delivery of order backlog, whichever is earlier.

(2) Sales from switching power supplies, inductors and transformers	:	¥11,575 million (Fiscal year ended March 2003)
(3) Estimated losses from the withdrawal	:	¥3,100 million on a consolidated basis (Fiscal year ended March 2003)

III. Revision of Business Performance Forecast

In addition to the above items, we will post the following extraordinary losses for fiscal year ended March 31, 2003. We therefore revise as follows our business performance forecast for fiscal year ended March 31, 2003 (April 1, 2002 to March 31, 2003) that we announced at the presentation of interim business results on November 14, 2002.

(1) Losses on revaluation of investment securities (same amount on consolidated and non-consolidated basis) ¥4,914, million
Extraordinary losses incurred by loss in value of financial sector stock and other holdings as a result of a large decline in the equity market.

(2) Losses on liquidation of affiliates and subsidiaries (on a non-consolidated basis only) ¥1,543 million
Extraordinary losses for Minebea Electronics Co., Ltd., a wholly-owned subsidiary, as a result of withdrawal from the business of switching power supplies, inductors and transformers.

(3) Environmental preservation expenses (on a consolidated basis only) ¥1,195 million
Extraordinary losses in connection with reserve for environmental preservation expenses in the U.S.

1. Revision of Forecast of Consolidated Business Performance

(1) Full Period (April 1, 2002 to March 31, 2003)

(in millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Forecast announced on Nov. 14, 2002 (A)	272,000	21,500	16,500	6,500
Revised forecast (B)	272,000	18,600	13,600	−3,200
Variation (B−A)	0	−2,900	−2,900	−9,700
Percentage change (%)	0%	−13.5%	−17.6%	—
(For reference) Previous results (Fiscal year ended Mar. 2002)	279,344	21,972	15,995	5,298

2. Revision of Forecast of Non-consolidated Business Performance

(1) Full Period (April 1, 2002 to March 31, 2003)

(in millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Forecast announced on Nov. 14, 2002 (A)	165,000	5,500	10,500	5,100
Revised forecast (B)	163,000	5,000	11,000	1,200
Variation (B−A)	−2,000	−500	500	−3,900
Percentage change (%)	−1.2%	−9.1%	4.8%	−76.5%
(For reference) Previous results (Fiscal year ended Mar. 2002)	175,218	1,848	10,033	4,351

(2) Dividend Payment

Dividend to be paid at the end of the current term will be ¥7 per share as initially planned.

* * * * * *

 Minebea
ミネベア株式会社

Press Release

平成15年4月18日

各 位

会 社 名　ミネベア株式会社
代表者名　取締役社長　山 本 次 男
（コード番号 6479）
お問い合わせ先
取締役人事総務部長　眞 瀬 俊 二
人事総務部人事課長　木 村 尚 行
TEL：03-5434-8612/FAX：03-5434-8601

人事異動のお知らせ

下記の人事異動が決定いたしましたのでご連絡申し上げます。

記

Ⅰ. 人事異動
発令日：平成１５年４月２１日

新　職	継続職	氏　名
浜松製作所長	浜松製作所エレクトロデバイス部門長 兼パワーエレクトロニクス部門長兼ＰＥ製造部長	ふじた　ひろたか 藤 田 博 孝

以 上

(Translation)

03 MAY 22 7:21

April 18, 2003

< PRESS RELEASE >

Minebea Co., Ltd.

Managerial Assignments and Organizational Changes

We would like to announce managerial assignments effective April 21, 2003 as follows:

1. Managerial Assignments

〈 New Assignment 〉	〈 Post to be Retained 〉
Hirotaka Fujita, Mr.	
General Manager of Hamamatsu Manufacturing Unit	General Manager of Electro Devices Division and Power Electronics Division and PE Manufacturing Department of Hamamatsu Manufacturing Unit

For further information and inquiries, please contact:

Minebea Co., Ltd.
Personnel & General Affairs Department

Shunji Mase, Mr.
Director and General Manager of Personnel & General Affairs Department

Naoyuki Kimura, Mr.
Manager of Personnel & General Affairs Department

ARCO Tower, 19th Floor,1-8-1, Shimo-Meguro,
Meguro-ku, Tokyo 153-8662
Tel: 03-5434-8612 Fax: 03-5434-8601

* * * * * *

Minebea
ミネベア株式会社

Press Release

平成１５年４月２５日

各位

会社名　ミネベア株式会社
代表者名　代表取締役社長　山本　次男
（コード番号　6479）
問合せ先　取締役人事総務部長　眞瀬　俊二
〒153-8662　東京都目黒区下目黒 1-8-1 アルコタワー 19 階
電話：03-5434-8612　FAX：03-5434-8601
E-mail:　smase@minebea.co.jp

執行役員制度導入及び役員体制について

本日開催の取締役会において下記の通り、執行役員制度導入及び役員体制について決定されましたのでご通知いたします。

なお、本件は本年６月の定時株主総会及び株主総会終了後の取締役会を経て正式に決定されます。

記

１．　執行役員制度導入（本年６月２７日付）

経営における意思決定機関としての機能を強化するために、取締役会を従来の２５名から１０名体制にスリム化し、より迅速で戦略性の高い経営判断を行ってまいります。また、１０名の内２名を社外取締役とすることにより、社外取締役の相対的な機能強化を図ります。

なお、経営・監督機能と業務執行機能の役割を明確にし、業務執行のスピードアップを図っていくために執行役員制度を導入いたします。執行役員は取締役と異なり、取締役会が選任及び解任を行うことができます。従いまして、この制度を弾力的に運用することが組織・人事の活性化につながるものと期待いたしております。

２．　役員体制（本年６月２７日付）

現在の取締役数は２５名ですが、執行役員制度の導入に伴い、本年６月の定時株主総会の決議を経て定款の取締役人数の上限を１０名とする予定です。

また、現在の取締役から執行役員に就任する１３名のほかに、社員より新たに８名の執行役員が選任される予定です。

（1） 取締役（○印は執行役員を兼務。※印は社外取締役）

氏　　名	新役職		現役職
○山本　次男	代表取締役	社長執行役員	代表取締役社長
○貝沼　由久	取締役	専務執行役員	専務取締役
○山岸　孝行	取締役	専務執行役員	専務取締役
○小原　陸郎	取締役	専務執行役員	専務取締役
○水上　龍介	取締役	専務執行役員	専務取締役
○瀬ノ上顕治	取締役	専務執行役員	専務取締役
○竹中　東聖	取締役	専務執行役員	専務取締役
○道正　光一	取締役	常務執行役員	常務取締役
※松岡　敦	取締役		取締役
※チャンチャイ・リータヴォン	取締役		取締役

（2） 監査役（○印は新任。※印は社外監査役）

氏　　名	新役職	現役職
森　慎一	常勤監査役	常勤監査役
天野　義紀	常勤監査役	常勤監査役
※市川　光雄	監査役	監査役
○※平出　功	監査役	税務顧問

（3） 執行役員（○印は社員よりの新任者）

氏　　名	新役職	現役職
山口　喬	常務執行役員	常務取締役
丸田　富弘	常務執行役員	常務取締役
沢村　貞夫	執行役員	取締役
平尾　明洋	執行役員	取締役
大木　貞彦	執行役員	取締役
仲　卓也	執行役員	取締役
清水　征夫	執行役員	取締役
山中　雅義	執行役員	取締役
眞瀬　俊二	執行役員	取締役
加藤木洋治	執行役員	取締役
藤澤　進	執行役員	取締役

氏　　名	新 役 職	現 役 職
長田　政光	執行役員	取締役
岡宮　秋雄	執行役員	取締役
○小林　英一	執行役員	製造本部軽井沢製作所生産技術センター長兼工機部長
○新島　基之	執行役員	製造本部計測機器事業部長
○森　　忠彦	執行役員	東京事務管理部門物流部長兼営業物流支援室長
○矢島　裕孝	執行役員	製造本部軽井沢製作所ベアリング部門長兼ベアリング製造部長
○岩佐　正男	執行役員	製造本部軽井沢製作所事務所事務長
○藤田　博孝	執行役員	製造本部浜松製作所長兼エレクトロデバイス部門長兼パワーエレクトロニクス部門長兼PE製造部長
○榛葉　国雄	執行役員	営業本部ストレージコンポーネンツ統括部ゼネラルマネージャー
○望月　淳一	執行役員	営業本部ベアリング統括部ゼネラルマネージャー

なお、以下の各氏は、本年6月の定時株主総会をもって取締役及び監査役を退任される予定です。

専務取締役	三枝　正人
取締役	竹内留四郎
監査役	内田　稔朗

以　　上

(Translation)

Press Release

April 25, 2003

Minebea Co., Ltd.
Representative: Tsugio Yamamoto,
President and Representative Director
(Code No. 6479, TSE First Section)
Contact Person: Shunji Mase,
Director and General Manager of Personnel & General Affairs Dept.
Tel: 03-5434-8612
Fax: 03-5434-8601
E-mail: smase@minebea.co.jp

Minebea Introduces an Executive Officer System and Changes to Management Structure

Minebea announced today that its Board of Directors resolved at the meeting on April 25, 2003, to introduce an Executive Officer System and amend the structure of the Board of Directors as indicated below. These two resolutions will be submitted for approval at the General Shareholders' Meeting in June 2003 and at the meeting of the Board of Directors to be held subsequently.

1. Introduction of an Executive Officer System (effective June 27, 2003)

To reinforce the Board of Directors' function as the highest decision making body, we will reduce the number of Members of the Board of Directors to 10, from 25, with the aim of realizing quicker and more strategically focused management decision making. Two of the 10 Board members will be independent directors, enabling us to strengthen the relative role of independent directors.

Additionally, we will introduce an Executive Officer System to facilitate a clear distinction between the Board of Directors with management and supervisory functions and Executive Officers with business executing functions.

Unlike Directors on the Board, Executive Officers can be elected or dismissed by the Board of Directors at its discretion. We expect that the flexible use of this system will help further vitalization of our organization and human resources.

2. Changes to Management Structure (effective June 27, 2003)

In addition to introducing an Executive Officer System, we intend to reduce the number of Members of the Board of Directors to 10, from the current 25. To this end, we intend to amend the Articles of Incorporation to limit the maximum number of Members of the Board of Directors to 10 and will submit this as one of agenda for approval at the General Shareholders' Meeting in June 2003.

Thirteen current Directors and eight employees will be appointed as Executive Officers.

(1) **Members of the Board (○=Members of the Board who will serve concurrently as Executive Officers, *=Independent Directors.)**

Name	*New Post*	**Current Post**
○Tsugio Yamamoto	Representative Member of the Board, President and Chief Executive Officer	President and Representative Director
○Yoshihisa Kainuma	Member of the Board, Senior Managing Executive Officer	Senior Managing Director
○Takayuki Yamagishi	Member of the Board, Senior Managing Executive Officer	Senior Managing Director
○Rikuro Obara	Member of the Board, Senior Managing Executive Officer	Senior Managing Director
○Ryusuke Mizukami	Member of the Board, Senior Managing Executive Officer	Senior Managing Director
○Kenji Senoue	Member of the Board, Senior Managing Executive Officer	Senior Managing Director
○Tosei Takenaka	Member of the Board, Senior Managing Executive Officer	Senior Managing Director
○Koichi Dosho	Member of the Board, Managing Executive Officer	Managing Director
* Atsushi Matsuoka	Member of the Board	Director
* Chanchai Leetavorn	Member of the Board	Director

(2) **Corporate Auditors (○=Newly appointed Auditors, *=Independent Auditors)**

Name	*New Post*	**Current Post**
Shinichi Mori	Standing Corporate Auditor	Standing Corporate Auditor
Yoshinori Amano	Standing Corporate Auditor	Standing Corporate Auditor
* Mitsuo Ichikawa	Corporate Auditor	Corporate Auditor
○* Isao Hiraide	Corporate Auditor	Tax Advisor

(3) **Executive Officers (○=Executive Officers newly appointed from among employees)**

Name	*New Post*	**Current Post**
Takashi Yamaguchi	Managing Executive Officer	Managing Director
Tomihiro Maruta	Managing Executive Officer	Managing Director
Sadao Sawamura	Executive Officer	Director
Akihiro Hirao	Executive Officer	Director
Sadahiko Oki	Executive Officer	Director
Takuya Naka	Executive Officer	Director
Yukio Shimizu	Executive Officer	Director
Masayoshi Yamanaka	Executive Officer	Director
Shunji Mase	Executive Officer	Director
Hiroharu Katogi	Executive Officer	Director
Susumu Fujisawa	Executive Officer	Director
Masamitsu Osada	Executive Officer	Director
Akio Okamiya	Executive Officer	Director
○Eiichi Kobayashi	Executive Officer	General Manager of Production Technology Center and Tool & Die Dept. and, Karuizawa Manufacturing Unit, Manufacturing Headquarters
○Motoyuki Niijima	Executive Officer	General Manager of Measuring Components Division, Manufacturing Headquarters
○Tadahiko Mori	Executive Officer	General Manager of Logistic Procurement Dept. and Sales Logistics Support Office, Tokyo Administration Headquarters
○Hiroyuki Yajima	Executive Officer	General Manager of Bearing Division and Bearing Manufacturing Dept.,

		Karuizawa Manufacturing Unit, Manufacturing Headquarters
○Masao Iwasa	Executive Officer	General Manager of Administration Office, Karuizawa Manufacturing Unit, Manufacturing Headquarters
○Hirotaka Fujita	Executive Officer	General Manager of Hamamatsu Manufacturing Unit, Electro Devices Division, Power Electronics Division and PE Manufacturing Dept., Manufacturing Headquarters
○Kunio Shinba	Executive Officer	General Manager of Global Storage Component Product Management, Sales Headquarters
○Junichi Mochizuki	Executive Officer	General Manager of Global Bearing Product Management, Sales Headquarters

The following individuals will resign from their current posts at the General Shareholders' Meeting in June 2003.

Masahito Saigusa, Senior Managing Director
Tomeshiro Takeuchi, Director
Toshiro Uchida, Corporate Auditor

******

Minebea

２００３年4月２５日

各　位

ミネベア株式会社

＜　ニュースリリース　＞

ミネベア株式会社が一軸試験機（引張圧縮試験機）の JCSS 認定を取得

２００３年２月５日に、ミネベア株式会社は、下記の通り一軸試験機（引張圧縮試験機）の計量法校正事業者認定制度（JCSS）の認定を取得致しました。
2003 年 3 月 31 日現在の一軸試験機のＪＣＳＳ認定事業者は、当社を含めて 5 事業者が認定されています。

＜記＞

事業の区分	力
種類	一軸試験機（ねじ式）
認定番号	０１３０
適合規格	JIS Q 17025 (ISO/ICE 17025)
認定日	平成１５年２月５日
計量法	計量法第１４３条
認定機関	独立行政法人製品評価技術基盤機構適合評価センター

上記認定取得により弊社校正証明書は「ＪＣＳＳ標章」を付与して発行できる事になりました。
また、弊社校正証明書は国際的相互認証取決め(MRA:Mutual Recognition Agreement)にも対応しておりますので、お客様の弊社製一軸試験機の品質が国際的に承認される証明となります。

計量法校正事業者認定制度（JCSS）の概要

JCSS(Japan Calibration Service System =計量法ﾄﾚｰｻﾋﾞﾘﾃｨ制度)は、平成５年１１月に施行された改正計量法により導入された国家計量標準供給制度と校正事業者認定制度からなる制度です。

JCSS は、校正業務認定機関による事業者の技術能力の認定により、信頼性のある計測の国家標準へのﾄﾚｰｻﾋﾞﾘﾃｨを確保することで、様々な試験・測定ﾃﾞｰﾀの信頼性を根幹から支えるという非常に重要な役割を担っています。

JCSS 認定事業者は、計量法で規定された認定要件に適合することはもとより、認定基準として「試験所及び校正機関の能力に関する一般要求事項」（ISO/IEC17025）に適合し、さらに「国際的相互認証」（MRA）に対応している為、認定機関の国際的・地域的な集まりである「国際試験所認定協力機構」（ILAC）や「アジア太平洋試験所認定協力機構」（APLAC）が定めた要求事項にも適合しています。
現在、ILAC と APLAC には約 50 ヶ国、60 の機関が参加しているので、弊社がお客様のご要求により発行するＪＣＳＳ標章付き校正証明書は国内はもとより海外の ILAC と APLAC に加盟している国に於いても広く受け入れられます。

認定取得のメリット

JCSS 認定事業者（弊社）が発行する JCSS 標章付き校正証明書は、我が国の国家計量標準にﾄﾚｰｻﾌﾞﾙであることを証明するのみならず、弊社の認定事業者としての技術能力や品質システムの信頼性をも保証しています。

メーカー検定はメーカーが独自の検定方法(基本的には JIS に準ずる)で検定を行い、自らが校正し、その結果を保証していますが、JCSS 検定は国が認めた校正機関（JCSS 認定業者／弊社）が校正するもので、これまでの第三者検定機関にとって代わるものです。

＜お問い合わせ先＞　ミネベア株式会社
総合企画部広報室　担当：石河　正樹（いしかわ　まさき）

〒１５３－８６６２　東京都目黒区下目黒１－８－１
アルコタワー１９階
ＴＥＬ：０３－５４３４－８６３７
ＦＡＸ：０３－５４３４－８６０７
Ｅ－Ｍａｉｌ：mishikaw@minebea.co.jp/
ＵＲＬ：http://www.minebea.co.jp/
http://www.minebea-mcd.com

＜添付＞　弊社製 一軸試験機（引張圧縮試験機）の写真



ミネベア製 一軸試験機（引張圧縮試験機）

Press Release

April 25, 2003
Minebea Co., Ltd.

Minebea Obtains JCSS Certification in Single-Shaft Testers (Tensile Compression Testers)

Minebea Co., Ltd. obtained the following Japan Calibration Service System (JCSS) certification in single-shaft testers or tensile compression testers on February 5, 2003:

Accredited Area:	Force
Equipment:	Single-Shaft Tester (Screw-Type)
Certification Number:	0130
Applied Standard:	JIS Q 17025 (ISO/ICE 17025)
Date of Certification:	February 5, 2003
Applicable Law:	Article 143 of the Japanese Measurement Law
Accreditation Agency:	Conformity Assessment Center of Japan's National Institute of Technology and Evaluation

As of March 31, 2003, five business corporations in Japan have obtained JCSS certification in single-shaft testers, and Minebea Co., Ltd. is one of these companies. The aforementioned accreditation has authorized us to issue calibration certificates with a JCSS mark. The calibration certificates, which will be prepared pursuant to a mutual recognition agreement ("MRA") on calibration services, can be seen as proof that the quality of customers' single-shaft testers manufactured by Minebea is internationally recognizable.

Outline of the Japan Calibration Service System (JCSS)
The JCSS, which is a calibration service system traceable to Japan's national measurement standards, has two functions—disseminating information on the national measurement standards and accrediting calibration service providers—introduced by the revised Japanese Measurement Law, enforced in November 1993.

The JCSS plays a very important role in supporting the basis of the reliability of various test and measurement data. Under this service system, the calibration service accreditation agency assesses applicants' technical capabilities and accredits only qualified applicants as authorized JCSS service providers, thereby ensuring the traceability of the JCSS to Japan's national measurement standards.

The JCSS service providers have fulfilled the qualifications for accreditation stipulated in the Measurement Law, as well as the general requirements for the capabilities of laboratories and calibration service organizations (ISO/IEC17025) under the accreditation standards. In addition, as they have observed the Mutual Recognition Agreement ("MRA"), the JCSS service providers have also met the requirements established by the Asia Pacific Laboratory Accreditation Cooperation ("APLAC") and the International Laboratory Accreditation Cooperation ("ILAC")—both are regional and international calibration qualifying associations.
Sixty organizations in approximately fifty countries have now participated in the APLAC and the ILAC. The calibration certificates with a JCSS mark we will issues at customers' requests will be widely accepted—not only in Japan but also overseas, in areas, which are member states of the APLAC and the ILAC.

Advantages of Earned Certification
We can issue calibration certificates with a JCSS mark traceable to Japan's national measurement standards. In addition, as an authorized JCSS service provider, we can ensure that our technical capabilities and quality system are reliable.

Manufacturers' inspections are centered on inspections in accordance with their own inspection method—basically a method described in the Japanese Industrial Standards, correcting the graduations of measuring instruments, and guaranteeing the measured results. JCSS inspections center on the calibration service organizations (JCSS service providers) authorized by the nation and correct the graduations of measuring instruments. The authorized calibration service providers serve as alternatives to conventional third-party inspection service providers.

For further information and inquiries, please contact:

Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications Office
Corporate Planning Department

Tel: 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail: mishikaw@minebea.co.jp/
URL: http://www.minebea.co.jp/
http://www.minebea-mcd.com/

Attachment: Photo of Minebea-made single-shaft tester (tensile compression tester)



Minebea-Made Single-Shaft Tester (Tensile Compression Tester)

BRIEF REPORT OF CONSOLIDATED FINANCIAL RESULTS

(Year ended March 31, 2003)

May 15, 2003

Registered
Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)

Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken

Representative : Tsugio Yamamoto President and Representative Director
Contact: Sadahiko Oki Director-Accounting
Tel. (03)5434-8611

Board of Directors' Meeting on Consolidated Financial Results held on : May 15, 2003
Adoption of U.S. Accounting Standards : None

1. Business performance (April 1,2002 through March 31,2003)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2003	272,202	(2.6)	19,352	(11.9)	13,420	(16.1)
FY2002	279,344	(2.7)	21,972	(33.4)	15,995	(35.3)

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)	Return (net income) on equity (%)	Return (ordinary income) on assets (%)	Return (ordinary income) on sales (%)
FY2003	(2,434)	—	(6.10)	—	(2.3)	4.0	4.9
FY2002	5,298	(64.3)	13.27	12.60	5.0	4.6	5.7

(Notes) 1. Income or loss on investments for FY2003 on the equity method totaled income 10 million yen and (21) million yen in FY2002.

2. Weighted average number of shares outstanding during the respective years (consolidation):
399,131,972 shares at March 31,2003
399,165,043 shares at March 31,2002

3. Changes in accounting method: None

4. The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2003	320,069	98,212	30.7	246.08
FY2002	350,037	112,731	32.2	282.42

(Notes) Number of shares outstanding at end of year (consolidation):
399,100,842 shares at March 31,2003
399,159,121 shares at March 31,2002

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financial activities (millions of yen)	Year end balance of cash and cash equivalents (millions of yen)
FY2003	32,279	(16,233)	(15,471)	14,177
FY2002	34,017	(24,346)	(8,317)	13,952

(4) Scope of consolidation and application of equity method

Number of consolidated companies............................ 52 companies
Number of non-consolidated companies.....................None
Number of affiliated companies for equity method... 2 companies

(5) Accounting changes of scope of consolidation and application of equity method

(a) Changes in consolidated subsidiaries
Anew: 6 companies Exclusion: 2 companies

(b) Changes of the companies subject to equity method
Anew: None Exclusion: None

2. Prospect for the next fiscal year (April 1,2003 through March 31, 2004)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Interim	136,000	6,300	2,500
Annual	280,000	17,000	8,500

(Reference) Projected annual net income per share: 21.30 yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.

In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

As for the assumptions used for these forecasts and other related items, please refer to page eight and nine of the documents attached hereunder.

(Reference)

1. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the company) and 54 related companies (52 consolidated subsidiaries and 2 affiliates companies). Minebea group produces and sells bearings, machinery components, transportation equipment and components, special machinery components, electronic devices.

The company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and industry segments, and main manufacturing and sales companies are as follows.

<table>
<tr><th>Industry segments</th><th>Operations</th><th>Manufacturing companies</th><th>Sales companies</th></tr>
<tr><td rowspan="3">Machined components business</td><td>Bearings</td><td>Minebea Co., Ltd.
New Hampshire Ball Bearings, Inc.
NMB-Minebea UK Ltd.
NMB Singapore Ltd.
Pelmec Industries (Pte.) Ltd.
NMB Thai Ltd.
Pelmec Thai Ltd.
NMB Hi-Tech Bearings Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.</td><td rowspan="4">Minebea Co., Ltd.
NMB Technologies Corporation
New Hampshire Ball Bearings, Inc.
NMB (U.K.) Ltd.
NMB-Minebea-GmbH
NMB Italia S.r.l.
NMB Minebea S.a.r.l.
Minebea Technologies Pte. Ltd.
NMB Korea Co., Ltd.</td></tr>
<tr><td>Machinery components</td><td>Minebea Co., Ltd.
NMB Singapore Ltd.
Minebea Thai Ltd.</td></tr>
<tr><td>Special machinery components</td><td>Minebea Co., Ltd.
IMC Magnetics Corp.</td></tr>
<tr><td>Electronics devices and components business</td><td>Electronics devices and components</td><td>Minebea Co., Ltd.
Minebea Onkyo Co., Ltd.
Minebea Electronics Co., Ltd.
Minebea Thai Ltd.
Minebea Electronics (Thailand) Co., Ltd.
Power Electronics of Minebea Co., Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.</td></tr>
</table>

(Notes) Rose Bearings Ltd. is now incorporated in the trade name of NMB-Minebea UK Ltd. Effective March 31, 2003.

Operation route is as follows.



Finished goods
Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
New Hampshire Ball Bearings, Inc.
NMB Minebea UK Ltd.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB (U.K.) Ltd.
NMB-Minebea-GmbH
NMB Italia S.r.l.
NMB Minebea S.a.r.l.
NMB Korea Co., Ltd.
Minebea Technologies Pte. Ltd.
Special machinery components
Consolidated subsidiary
IMC Magnetics Corp.
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea Onkyo Co., Ltd.
Minebea Electronics Co., Ltd.
Minebea Thai Ltd.
Minebea Electronics (Thailand) Co., Ltd.
Power Electronics of Minebea Co., Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Bearings
Consolidated subsidiaries
NMB Singapore Ltd.
Pelmec Industries (Pte.) Ltd.
NMB Thai Ltd.
Pelmec Thai Ltd.
NMB Hi-Tech Bearings Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Machinery components
Consolidated subsidiaries
NMB Singapore Ltd.
Minebea Thai Ltd.

Others	
Holding company	Companies investing in overseas subsidiaries
Consolidated subsidiary NMB (USA) Inc.	Consolidated subsidiaries Minebea Europe Finance B.V.

2. Management Policy

(1) Basic Management policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of higher value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display our strength. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the Company.
Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Basic Policy for Profit Sharing

Our basic dividend policy is to consider the return of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective. We consider it important to continue paying stable dividends. Therefore, we will use internal reserves in providing for operating funds in connection with the enhancement of corporate structure and new growth in the future.

(3) Future Management strategies and tasks

1. In accordance with the basic management policies as mentioned earlier, we've developed the following wherever we are in operation of manufacturing:

"A highly integrated production system" for
"A large-scale volume production factory" supported by
"A well-kept R & D system"

In practice, we're operating business around the world; we're in attempts to attain gains in profitability as the world's strongest maker of a comprehensive range of precision parts; thereby we're targeting to upgrade our corporate value.
And the tasks we've taken in order to realize these targets can be set forth like the following:
(a) Strengthen and expand our business of bearings and related products furthermore.
(b) We will build our operations in the area of precision small motors, such as spindle motors (including spindle motors with fluid dynamic bearings) and fan motors, and other rotary components until they are similar in scale to our bearing operations.
(c) Raise the share of value-added items in all the categories of our products; at the same time, enlarge our product range so as to respond to a wider extent of market requirements.

2. We integrated the 1st Manufacturing Headquarters and the 2nd Manufacturing Headquarters to form the Manufacturing Headquarters, effective April 1, 2003. At the same time, we disbanded the R & D Headquarters and expansively set up the Engineering Headquarters, effective the same date.

Purposes are as follows:
(a) We will make more effective use of our technologies, know-how, human resources and financial resources by consolidating the two headquarters into one.
(b) We will reinforce our parts manufacturing capability, which is the cornerstone of the competitive strengths of the Minebea Group, through consolidation of the two manufacturing headquarters.
(c) We will develop and launch, in a short time and in a timely manner, new products that will meet the diversifying market needs by newly establishing the Engineering Headquarters.
(d) We will tighten overall supervision of R & D projects, accelerate development of advanced technologies, and make effective use of existing technologies through establishment of the Engineering Headquarters.

(4) Basic ideas on Corporate Governance and Measures to be taken

We consider that a company should be managed or administered in a way that shareholder value is maximized. In order for members of the Board, who represent the interests of shareholders, to fully function, the Board of Directors decided at a meeting on April 25, 2003 to introduce an Executive Officer System and a new structure of the Board of Directors.
To reinforce the Board of Directors' function as the highest management decision making body, we will reduce the number of members of the Board of Directors to 10 from the current 25, with the aim of realizing quicker and more strategically focused management decision making. Also, two of the 10 Board members will be independent directors, enabling us to strengthen the relative role of independent directors.
Additionally, we will introduce an Executive Officer System to facilitate a clear distinction between the Board of Directors with management and supervisory functions and Executive Officers with business executing functions and to speed up business executing functions. Unlike Directors on the Board, Executive Officers can be elected or dismissed by the Board of Directors at its discretion. Through a flexible use of this system, we will further vitalize our organization and human resources.

These decisions will be submitted for approval at the General Shareholders' Meeting in June 2003 and at a meeting of the Board of Directors to be held subsequently.

(5) Introduction of EVA® Management System

To prepare for the introduction of the EVA® Management System, we organized, effective September 9, 2002, a working group for the EVA management system introduction project that comes under the direct control of the Executive Council.

In April 2003, we started to introduce the EVA® Management System in stages to adopt EVA as the management index. At the same time, in addition to the introduction of the Executive Officer System, we introduced EVA-based bonus program for Executive Officers and key employees to enhance effectiveness of the EVA® Management System.

Purposes for introducing the EVA® Management System are as follows:

① To ensure further efficiency in the use of capital resources, we will measure on a monthly basis EVA by product and EVA by functional business unit in the Sales and the Manufacturing divisions, by using cost of capital including not only borrowing cost, but also equity cost.

② As our basic business policy, we have been advocating five principles focusing on making contributions to employees, customers, shareholders, local communities and global society. Under the EVA® Management System, we aim to give satisfying returns to all of these stakeholders of Minebea, and to actively make strategic decisions on such issues as selective focusing of business resources and appropriate allocation of management resources from the EVA-creating viewpoint. By so doing, we are committed to enhancing our corporate values.

(N.B. 1) EVA®, the registered trademark of Stern Stewart, stands for Economic Value Added.

(6) Management Index

Our consolidated forecasts for fiscal year ending March 2004 and fiscal year ending March 2005 are as follows:

(Amount: million of yen)

	Fiscal year ending March 2004	Fiscal year ending March 2005
Net sales	280,000 (103%)	300,000 (107%)
Operating income	21,000 (109%)	28,000 (133%)
Ordinary income	17,000 (127%)	25,000 (147%)
Net income	8,500 (−%)	15,000 (176%)
Capital Investment	27,500 (168%)	20,200 (73%)

(%) : Year-on-year rate of change

We review annually projections in our medium-term operating plan based on drastically changing economic environment.

3. Operating Performance and Financial Position

(1) Operating Performance

1. Overview of the year

During the current consolidated fiscal year, the Japanese economy as a whole remained sluggish and stayed under severe conditions, although exports recovered temporarily at the beginning of the year as inventory adjustment finished throughout the IT-related industry. With capital investment and consumer spending remaining low, domestic demand continued to be sluggish.

The U.S. economy temporarily showed a recovery trend at the beginning of the year with the completion of the IT-related inventory cutback and pickup in consumer spending; however, its conditions grew gradually severe, owing to such factors as plummeting stock prices triggered by depressed performance of hi-tech companies and by public distrust in corporate accounting and unstable Iraqi situation. The European economy, in the meantime, remained sluggish with a lagging growth in consumer spending, although exports picked up temporarily owing to the completion of the IT-related inventory adjustment. With increased exports and recovery of domestic demand such as consumer spending, the Asian economies remained relatively strong.

Demand from the information & telecommunications equipment industry – the major customer base of our mainstay products – recovered temporarily as inventory adjustment finished throughout the industry; however, it turned out low again in and after June 2002.

In this business climate, we redoubled our efforts to enhance productivity and efficiency of our sales activities to further improve product quality and to develop high value-added products; however, net sales stood at 272,202 million yen, down 7,141 million yen (-2.6%) year on year.

Operating income totaled 19,352 million yen and ordinary income amounted to 13,420 million yen, down 2,620 million yen (-11.9%) and 2,575 million yen (-16.1%), respectively, year on year, owing primarily to increasingly severe price competition. As extraordinary losses, we posted losses of 4,945 million yen on revaluation of investment securities arising from sharp declines in financial sector stock prices, losses of 3,144 million yen in connection with withdrawal from the business of switching power supplies and related businesses, environmental preservation expenses for U.S. subsidiaries amounting to 1,206 million yen and other losses, and this resulted in net loss in the current term amounting to 2,434 million yen, down 7,732 million yen year on year.

(a) Performance by industry segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to household electrical appliance makers and to the automobile industry were firm, and those to the information & telecommunications equipment industry were relatively strong owing to our vigorous sales expansion effort, even though demand from this industry remained low.

The business of rod-end bearings remained in a difficult situation. Demand continued to decrease from the aerospace industry – our major market segment – after the 2001 terrorist attacks in the U.S. Amid the stagnant market environment, sales volume of pivot assemblies increased, while price competition grew even more intense. As a result, net sales totaled 118,117 million yen and operating income amounted to 18,519 million yen, down 3,908 million yen (-3.2%) and 3,616 million yen(-16.3%), respectively, compared with the previous year.

Electronic devices and components business

Our core products in this business segment include precision small motors such as HDD spindle motors, fan motors and stepping motors; PC keyboards; speakers; magneto optical disk drives (MODs); and measuring instruments.

Demand from the information & telecommunications equipment industry - the primary customer base – remained low and price *competition* grew even more intense. In this business climate, though sales of stepping motors were weak, those of fan motors increased and keyboard sales remained steady. Production and shipments of HDD spindle motors steadily increased, while sales remained at about the same level as in the previous year, owing to price declines. We terminated production and sale of floppy disk drives (FDDs) at the end of November. As a result, net sales stood at 154,084 million yen, down 2,219 million yen(-1.4%) and operating income amounted to 832 million yen, up 994 million yen, compared with the previous year.

Given our consistent efforts for a long time to return the business of switching power supplies, inductors and transformers to profitability in vain, we concluded it is hardly possible to improve their performance or expand their operations in the foreseeable future and decided to discontinue and withdraw from these business.

(b) Performance by geographical segment is as follows:

Japan

Owing to continuation of sluggish demand from the information & telecommunications equipment industry, coupled with the effect of production shift by many of our customers to their overseas subsidiaries to cope with growing deflationary pressure, net sales amounted to 72,754 million yen, down 10,950 million yen (-13.1%) year on year. Operating income, on the other hand, increased 2,366 million yen (308.5%) year on year to 3,133 million yen, owing largely to a decrease in import prices from overseas subsidiaries.

Asia excluding Japan

This region has become an increasingly important manufacturing base for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Though affected by the slower-than-expected recovery in demand from the information & telecommunications equipment industry in Japan, Europe, and the U.S., sales were firm owing to the progress in production shift to this region by our Japanese customers. At the same time, price competition is getting more intense as production expands in this part of the world.

As a consequence, net sales amounted to 107,789 million yen, up 11,906 million yen (12.4%), and operating income totaled 12,418 million yen, down 4,968 million yen (-28.6%), respectively, compared with the previous year.

North and South America

Sales of electronic devices and components such as PC keyboards, speakers, and fan motors remained strong in this region. On the other hand, demand from the aerospace industry for rod-end bearings continued to decline after the 9-11 terrorist attacks in the U.S.

As a result, net sales and operating income decreased 4,572 million yen (-7.2%) and 110 million yen (-5.6%) to 58,997 million yen and 1,858 million yen, respectively, compared with the previous year.

Europe

Sales of ball bearings, rod-end bearings and other products were firm, despite an increasingly decelerating trend in the European economy. On the other hand, sales of electronic devices and components such as keyboards were slow. As a result, net sales stood at 32,660 million yen and operating income amounted to 1,942 million yen, down 3,526 million yen (-9.7%) and up 92 million yen (5.0%), respectively, compared with the previous year.

2. Outlook for the next fiscal year

For the next consolidated fiscal year, we expect the Japanese economy will remain stagnant for some more time, owing mainly to continuation of severe employment and income situations and low consumer spending, though a decreasing trend of capital investment has almost bottomed out. However, in the second half of the next year, we expect overseas economy will recover and exports will increase; thereby putting the Japanese economy on a track to slow recovery.

In the U.S. economy, the pace of recovery is beginning to slacken, and how the aftermath of the Iraqi War will affect the economy seems uncertain. Despite these negative factors, we expect that owing to tax reduction, consumer spending will pick up and capital investment will recover in the second half of the year, thereby putting the U.S. economy back on a track to growth. The European economy will continue to show a decelerating trend for some time; however, it will recover slowly in the second half of the year and thereafter, owing to a pickup in exports. We initially predicted that the Asian economies, though relatively strong, would decelerate temporarily in the first half because of slowdown in overseas economies but would recover in the second half of the year. However, given unstable factors created by the recent spread of SARS, business outlook remains uncertain in this region.

(a) The outlook by industry segment for the full year is as follows:

Machined component business

As for ball bearings, we will continue our sales expansion effort, with focus on the information & telecommunications equipment market, which seems to have hit the bottom. In the aerospace industry - one of our major customer bases for rod-end bearings – business continues to decline since the 9-11 terrorist attacks in the U.S., and coupled with the aftermath of the Iraqi War, business in this industry is expected to deteriorate. We will continue our effort to vigorously expand sales of ball bearings and related mainstay products, to further reduce manufacturing costs, to enhance their quality and to further improve sales efficiency, so that we will be able to improve our business performance.

Electronic devices and components business

With the completion of inventory adjustments by the information and telecommunications equipment industry - the core market for this business segment, demand is expected to pick up, while competition will become even more intense. We will strive to further expand sales of fan motors, PC keyboards and HDD spindle motors, which all enjoyed strong business in the current year; and to take cost-reduction measures for other core products. We will also direct our effort toward developing high value-added products and low-end products and placing them on the market, thereby contributing to enhance our business performance.

(b) The outlook by geographical segment for the full year is as follows:

Japan

We expect that, against the backdrop of sluggish demand and increasingly fierce price competition, many of our customers will promote production shift from their plants in Japan to those in other Asian countries. This will put us in a tougher sales situation. To cope with this, we will promote the efficiency of management from manufacturing to sales and to intensify the links between sales, manufacturing, and engineering groups in various parts of Japan. By so doing, we will focus our effort on enhancing business performance.

Asia excluding Japan

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we aim to respond speedily to the production shift by our key customers to this region from Europe, the U.S. and Japan.

North and South America

We expect demand from the aerospace industry – one of our main customer bases - will continue to dwindle further for some more time, owing primarily to continued declines in the number of air travelers ever since the 9-11 terrorist attacks in the U.S., coupled with the aftermath of the Iraqi War. We will strive for cost reduction and sales expansion of our core products such as bearings.

Europe

By expanding our R&D centers in Europe and responding quickly to market needs, we will continue our effort toward expanding sales of bearings and other core products.

(2) Financial Position in the Current Fiscal Year

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current fiscal year totaled 14,177 million yen, up 224 million yen (1.6%) compared with the end of the previous term.
Cash flows from various business activities during the current fiscal year and relevant factors are as follows:
Our all-out effort for improved business performance brought net cash inflow of 32,279 million yen from operating activities, which represents a decrease of 1,738 million yen (-5.1 %) compared with the previous year.
Expenditure for purchase of property, plant and equipment decreased considerably from the previous year to 16,382 million yen, resulting in net cash outflow of 16,233 million yen from investing activities, representing a decrease of 8,112 million yen (-33.3 %) compared with the previous year.
Repayment of short-term and long-term loans payable totaling 1,840 million yen, redemption of convertible bonds amounting to 13,823 million yen, and other factors resulted in net cash outflow of 15,471 million yen from financing activities, representing an increase of 7,153 million yen (86.0 %) compared with the previous year.

4. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of March 31,2003		As of March 31,2002		Increase or (decrease) 2003– 2002	
	Millions of yen	% Comp.	Millions of Yen	% Comp.	Millions of Yen	%
ASSETS						
Current assets	127,447	39.8	131,548	37.6	(4,100)	(3.1)
Cash and cash equivalents	14,177		13,952		224	
Notes and accounts receivable	54,085		51,281		2,803	
Inventories	43,204		49,887		(6,683)	
Deferred tax assets	8,593		6,521		2,072	
Others	7,856		10,406		(2,549)	
Allowance for doubtful receivables	(469)		(501)		32	
Fixed assets	192,608	60.2	218,471	62.4	(25,862)	(11.8)
Tangible fixed assets	162,960		183,437		(20,477)	
Building and structure	97,395		102,510		(5,115)	
Machinery and transportation equipment	191,394		207,760		(16,365)	
Tools, furniture and fixtures	47,497		49,725		(2,228)	
Land	16,710		17,410		(699)	
Construction in progress	438		1,351		(913)	
Accumulated depreciation	(190,476)		(195,321)		4,845	
Intangible fixed assets	13,749		15,504		(1,754)	
Consolidation adjustments	12,837		14,594		(1,757)	
Others	912		909		2	
Investment and other assets	15,898		19,528		(3,630)	
Investment in securities	3,982		5,730		(1,748)	
Long-term loans receivable	188		268		(80)	
Deferred tax assets	9,494		11,143		(1,648)	
Others	2,715		2,609		106	
Allowance for doubtful receivables	(483)		(223)		(260)	
Deferred assets	13	0.0	17	0.0	(4)	(24.1)
Total assets	320,069	100.0	350,037	100.0	(29,967)	(8.6)

	2003	2002
(Note) Treasury stock	66,853 shares	8,574 shares

	As of March 31,2003		As of March 31,2002		Increase or (decrease) 2003-2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of Yen	%
LIABILITIES						
Current liabilities	134,459	42.0	156,908	44.8	(22,448)	(14.3)
Notes and accounts payable	24,025		26,115		(2,089)	
Short-term loans payable	67,475		61,618		5,856	
Commercial paper	3,000		–		3,000	
Current portion of long-term loans payable	787		28,019		(27,231)	
Current portion of bomds	10,000		–		10,000	
Current portion of convertible bond	–		13,823		(13,823)	
Accrued income taxes	2,662		4,162		(1,499)	
Accrued bonuses	3,358		3,524		166	
Reserve for loss on liquidation of the business of switching supplies , inductors and transformers, etc.	3,144		–		3,144	
Reserve for environmental preservation expenses	1,206		–		1,206	
Others	18,799		19,645		(846)	
Long-term liabilities	87,128	27.2	80,301	23.0	6,826	8.5
Bonds	28,000		35,000		(7,000)	
Convertible bonds	27,080		27,080		–	
Bond with warrant	4,000		4,000		–	
Long-term loans payable	26,782		13,132		13,649	
Allowance for retirement benefit	229		208		21	
Others	1,036		880		156	
Total liabilities	221,587	69.2	237,209	67.8	(15,621)	(6.5)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	269	0.1	95	0.0	173	181.2
SHAREHOLDERS' EQUITY						
Common stock	68,258	21.3	68,258	19.5	–	–
Capital reserve	94,756	29.6	94,756	27.1	–	–
Retainde earnings	(454)	(0.1)	4,774	1.3	(5,228)	–
Difference on revaluation of other marketable securities	(37)	(0.0)	(1,718)	(0.5)	1,680	(97.8)
Foreign currency translation adjustments	(64,274)	(20.1)	(53,333)	(15.2)	(10,940)	20.5
Treasury stock	(37)	(0.0)	(6)	(0.0)	(31)	506.8
Total shareholders' equity	98,212	30.7	112,731	32.2	(14,519)	(12.8)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	320,069	100.0	350,037	100.0	(29,967)	(8.6)

(Note) In accordance with a change in consolidated accounting procedures, items under Shareholders' Equity have been reclassified to facilitate comparison with those in the previous term and before.

(2) Consolidated Statements of Income

	Year ended March 31,2003		Year ended March 31,2002		Increase or (decrease) 2003-2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
Net sales	272,202	100.0	279,344	100.0	(7,141)	(2.6)
Cost of sales	203,500	74.8	206,060	73.8	(2,560)	(1.2)
Gross profit	68,702	25.2	73,283	26.2	(4,581)	(6.3)
Selling, general and administrative expenses	49,350	18.1	51,311	18.3	(1,961)	(3.8)
Operating income	19,352	7.1	21,972	7.9	(2,620)	(11.9)
Other income	1,226	0.4	1,801	0.6	(575)	(31.9)
Interest income	243		586		(342)	
Dividends income	48		43		4	
Equity income of affiliates	10		–		10	
Others	923		1,171		(247)	
Other Expenses	7,158	2.6	7,778	2.8	(620)	(8.0)
Interest expenses	4,765		5,673		(908)	
Foreign currency exchange loss	506		827		(321)	
Equity loss of affiliates	–		21		(21)	
Others	1,886		1,256		630	
Ordinary income	13,420	4.9	15,995	5.7	(2,575)	(16.1)
Extraordinary income	37	0.0	1,727	0.6	(1,689)	(97.8)
Gain from discharge of debts	–		714		(714)	
Gain on sales of fixed assets	34		247		(212)	
Gain on sales of investments securities in affiliates	3		–		3	
Reversal of allowance for doubtful receivables	–		269		(269)	
Reversal of allowance for loss on the liquidation of the automotive wheel business	–		496		(496)	
Extraordinary loss	12,961	4.7	4,773	1.7	8,188	171.5
Loss on disposal of inventories	–		1,125		(1,125)	
Loss on sales of fixed assets	110		225		(114)	
Loss on disposal of fixed assets	602		386		215	
Loss on sales of investiment securities	–		6		(6)	
Loss on revaluation of investments securities	4,945		1,466		3,479	
Loss on liquidation of affiliates	1,843		937		906	
Loss on liquidation of the bisiness of switing power supplies, inductors and transformers,etc	3,144		–		3,144	
Loss for after-care of products	482		–		482	
Environmental preservation expenses	1,206		–		1,206	
Retirement benefit expense	626		626		–	
Income before income taxes	495	0.2	12,948	4.6	(12,452)	(96.2)
Income taxes						
Current (including enterprise tax)	4,276		4,918		(642)	
Adjustment of income taxes	(1,369)		2,711		(4,080)	
Total income taxes	2,906	1.0	7,629	2.7	(4,723)	(61.9)
Minority interest in earnings of consolidated subsidiaries	23	0.0	20	0.0	3	15.9
Net income	(2,434)	(0.8)	5,298	1.9	(7,732)	–

(Note) In line with the revised rules and regulations concerning consolidated financial statements and consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years

(3) Consolidated Statements of Retained Surplus

	As of March 31,2003	As of March 31,2002	Increase or (decrease) 2003-2002
	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS			
Additional paid-in capital at beginning of year..................................	94,756	94,756	–
Increase of additional paid-in capital	–	–	–
Decrease of paid-in cappital.............	–	–	–
Additional paid-in capital at end of year.......................................	94,756	94,756	–
RETAINED EARNINGS			
Retaind earnings at beginning of year.......................................	4,774	2,533	2,241
Retaind earnings at beginning of year.................................	4,774	3,303	1,470
Prior year tax effect adjustment in consolidated overseas subsidiaries..	–	(770)	770
Increase of retained earnings...........	(2,434)	5,342	(7,776)
Net income...............................	(2,434)	5,298	(7,732)
Increase of retained earnings by decrease of consolidated subsidiaries	–	43	(43)
Decrease of retained earnings..........	2,793	3,100	(307)
Decrease of retained earnings by decrease of consolidated subsidiaries	–	240	(240)
Cash dividends..............................	2,793	2,794	(0)
Bonus to directors and corporate auditors..	–	66	(66)
Retained earnings at end of year...	(454)	4,774	(5,228)

(Note) In line with the revised rules and regulations concerning consolidated financial statements and consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years

(4) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	Year ended March 31,2003	Year ended March 31,2002	Increase or (decrease) 2003-2002
1.Cash Flows from Operating Activities:			
Income before income taxes	495	12,948	(12,452)
Depreciation	22,826	24,385	(1,558)
Amortization of consolidation adjustments	1,189	1,192	(2)
Equity loss (income) of affiliates	(10)	21	(31)
Interest income and dividends received	(292)	(630)	338
Interest expenses	4,765	5,673	(908)
Gain from discharge of debts	−	(714)	714
(Income) loss on sales of fixed assets	76	(21)	97
Loss on disposal of fixed assets	602	386	215
Loss on liquidation of affiliates	1,843	937	906
Loss for after care of products	482	−	482
(Gain)Loss on sales of investments securities	(3)	6	(9)
Loss on revaluation of investments securities	4,945	1,466	3,479
(Increase) decrease in notes and accounts receivable	(4,070)	5,691	(9,762)
Decrease in inventories	3,972	5,711	(1,739)
Decrease in notes and accounts payable	(1,585)	(4,660)	3,075
Increase (decrease) of allowance for doubtful receivables	280	(383)	664
Increase (decrease) in accrued bonuses	(58)	5	(63)
Increase in reserve for losses on liquidation of the business of Switching power supplies, inductors and transformers etc.	3,144	−	3,144
Increase of reserve for environmental preservation expenses	1,206	−	1,206
Decrease of allowance for the liquidation of the automotive wheel business	−	(2,762)	2,762
Increase (decrease) in retirement allowance	22	(32)	54
Payment of bonus to directors and corporate auditors	(66)	(122)	55
Others	1,787	(6,094)	7,881
Sub-total	41,553	43,004	(1,450)
Receipt of interest and dividends	266	598	(331)
Payment of interest	(5,086)	(4,596)	(490)
Payment of income taxes	(4,453)	(4,988)	534
Net cash provided by operating activities	32,279	34,017	(1,738)
2.Cash Flows from Investing Activities:			
Expenditure for purchase of property, plant and equipment	(16,382)	(26,245)	9,863
Proceeds from sales of property, plant and equipment	662	1,409	(746)
Purchase of investment in securities	(379)	(1)	(377)
Proceeds from sales of investment in securities	7	285	(278)
Payments for purchase of investment in subsidiaries with a change of the scope of consolidation	−	(53)	53
Proceeds from sales of subsidiaries with a change of the scope of consolidation	−	0	0
Long term loans receivables	(154)	(540)	386
Recovery of long term loans receivables	232	521	(288)
Other	(221)	278	(499)
Net cash used in investing activities	(16,233)	(24,346)	8,112
3.Cash Flows from Financing Activities:			
Increase (decrease) in short-term loans payable	7,954	(3,354)	11,308
Increase in the amount in commercial paper	3,000	−	3,000
Long term loans payable	17,000	513	16,486
Repayment of long term loans payable	(29,794)	(2,485)	(27,309)
Earnings from issuance of bonds	3,000	−	3,000
Loss on redemption of convertible bonds	(13,823)	−	(13,823)
Purchase of treasury stock	(31)	(1)	(29)
Dividends paid	(2,794)	(2,794)	0
Dividends paid to minority shareholders	−	(31)	31
Paid-in capital from minority shareholders	163	−	163
Other	(145)	(163)	18
Net cash used in financing activities	(15,471)	(8,317)	(7,153)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	(349)	669	(1,018)
5.Net increase in cash and cash equivalents	224	2,022	(1,797)
6.Cash and Cash Equivalents at Beginning of Year	13,952	11,930	2,022
7.Cash and Cash Equivalents at End of year	14,177	13,952	224

(5) Basis of presenting consolidated financial statements

1. Scope of consolidation and application of equity method
   Number of consolidated companies............ 52 companies
   Included are NMB Singapore Ltd., NMB (USA) Inc., NMB Thai Ltd., Minebea Electronics (Thailand) Co., Ltd..

   Number of affiliated companies.................. 2 companies
   of which, equity method is applied to 2 companies including Shonan Seiki Co., Ltd., Kanto Seiko Co., Ltd..

2. Scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries

Anew	: Acquisition of stock	(6 companies)	Minebea Aviation Co., Ltd.
			Sheng Ding Pte. Ltd.
			Minebea Trading (Shanghai) Ltd.
			Shanghai Shun ding Technologies Ltd.
			Minebea (Hong Kong) Ltd.
			Minebea (Shenzhen) Ltd.
Exclusion	: Liquidation	(1 company)	Minebea Investment (PTE.) Ltd.
	: Merger	(1 company)	NMB Taimei Co., Ltd.

(b) Changes of the companies subject to equity method
   Anew : None
   Exclusion : None

3. Closing date of consolidated subsidiaries
   Consolidated subsidiaries whose closing dates are different from that of the Company adjusted their financial statements to the Company's closing date.

4. Accounting policies
(a) Valuation basis and method of significant assets
   1. Inventories
      The Company and consolidated domestic subsidiaries state primarily at the moving average cost.
      Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.
   2.Other marketable securities
      Securities with Market Value
         The Company adopted the market value method based on market prices and other conditions at the end of the term. Also, the Company accounted for all valuation differences based on the direct capitalization method and the sales costs are calculated by the moving average method.
      Securities without Market Value
         Non listed securities are stated at cost determined by the moving average method.

(b) Method of significant Depreciation
   1. Tangible fixed assets
      The Company and consolidated domestic subsidiaries adopt the declining balance method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law. The depreciation method of depreciable assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has changed to a method by which those assets are equally depreciated in lump sum for three years.
      Consolidated overseas subsidiaries mainly adopt the straight-line method.
   2. Intangible fixed assets
      The Company and consolidated domestic subsidiaries mainly adopt the straight-line method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).
      Consolidated overseas subsidiaries mainly adopt the straight-line method.

(c) Valuation basis of significant allowances
   1. Allowance for retirement benefit
      Regarding the Company and its consolidated Japanese subsidiaries, the Company stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits, based on

estimated retirement benefit debts and pension assets at the end of the term.

Regarding the difference of 3,134 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five to fifteen years within the average remaining length of employees' service, the Company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.

Regarding the Company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

2. Allowance for doubtful receivables

The Company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

3. Accrued bonuses

The Company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees , accrued bonuses are shown based on the anticipated amounts of payment in the current term. Consolidated overseas subsidiaries make the record on accrual basis.

4. Reserve for loss on liquidation of the business of switching power supplies, inductors and transformers

With regard to losses estimated to arise, in the next consolidated fiscal year, from withdrawal from the business of switching power supplies, inductors and transformers,etc, a reasonably estimated amount has been posted in the current consolidated fiscal year.

5. Reserve for environmental preservation expenses

With regard to losses estimated to arise, in the next consolidated fiscal year, as environmental preservation expenses, a reasonably estimated amount has been posted in the current consolidated fiscal year.

(d) Translation of foreign currency assets and liabilities in financial statements of the company and consolidated subsidiaries

The Company and consolidated domestic subsidiaries translate them into yen at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

Consolidated overseas subsidiaries translate them at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

(e) Accounting Method of Significant Lease Transactions

In accordance with the accounting method in reference to ordinary rental transactions, the Company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The Company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting Method of Significant Hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods. Under the guidance of the Company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

(g) Accounting Method of Consumption Tax and Other

Consumption tax and other related taxes are excluded from revenue and purchases of the Company.

5. Evaluation of consolidated subsidiaries' assets and liabilities

The company adopts the step fair value method as evaluation method of consolidated subsidiaries' assets and liabilities.

6. Amortization of consolidation adjustments

The consolidation adjustments are equally amortized for from five to forty years conforming to the accounting customs of the consolidated companies' countries.

7. Appropriation of retained earnings

Regarding the appropriation of retained earnings, the consolidated statements of income and retained earnings are prepared based of the method provided in the provision of article 8 of the regulation relating to terminology, form and methods of preparation of consolidated financial statements (advanced inclusion method).

8. Range of cash in Cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(6) NOTES

(a)Segment Information

(1) By industry segments

(Year ended March 31, 2003) (Amount: millions of yen)

	FY2003(Annual)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	118,117	154,084	272,202	–	272,202
(2) Sales to other segment	7,637	–	7,637	(7,637)	–
Total	125,755	154,084	279,840	(7,637)	272,202
Operating expense	107,235	153,252	260,488	(7,637)	252,850
Operating income	18,519	832	19,352	–	19,352
2. Assets, depreciation and capital expenditure					
Assets	191,793	204,489	396,283	(76,213)	320,069
Depreciation	10,377	12,448	22,826	–	22,826
Capital expenditure	4,750	11,853	16,603	–	16,603

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business.............................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Having sold our holdings in Actus, a furniture and interior décor product sales subsidiary, in fiscal year 2001, we have withdrawn from the consumer business and others, and thus will not report sales or earnings in this industry category in the current term or thereafter.

(Year ended March 31, 2002) (Amount: millions of yen)

	FY2002(Annual)					
	Machined components business	Electronic devices and components business	Consumer business and others	Sub-total	Elimination	Total
1. Total sales and operating income						
Total sales						
(1) Sales to customers	122,025	156,303	1,016	279,344	–	279,344
(2) Sales to other segment	8,336	–	–	8,336	(8,336)	–
Total	130,361	156,303	1,016	287,679	(8,336)	279,344
Operating expense	108,225	156,466	1,016	265,707	(8,336)	257,371
Operating income	22,135	(162)	(0)	21,972	–	21,972
2. Assets, depreciation and capital expenditure						
Assets	205,919	231,806	745	438,472	(88,434)	350,037
Depreciation	9,489	14,891	5	24,385	–	24,385
Capital expenditure	7,963	18,485	5	26,453	–	26,453

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Wheels, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Consumer business and others...................Furniture and interior, etc.

(2) By geographical segments

(Year ended March 31, 2003)

(Amount: millions of yen)

	FY2003 (Annual)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	72,754	107,789	58,997	32,660	272,202	–	272,202
(2) Sales to other segment	110,133	101,268	2,613	3,306	217,321	(217,321)	–
Total	182,888	209,057	61,610	35,966	489,523	(217,321)	272,202
Operating expense	179,755	196,639	59,752	34,024	470,171	(217,321)	252,850
Operating income	3,133	12,418	1,858	1,942	19,352	–	19,352
2. Assets	175,916	185,397	37,064	20,528	418,907	(98,837)	320,069

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe..United Kingdom, Germany, France, Italy

(Year ended March 31, 2002)

(Amount: millions of yen)

	FY2002 (Annual)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	83,704	95,883	63,569	36,186	279,344	–	279,344
(2) Sales to other segment	92,865	107,444	3,508	4,548	208,366	(208,366)	–
Total	176,569	203,327	67,077	40,735	487,710	(208,366)	279,344
Operating expense	175,802	185,941	65,109	38,885	465,738	(208,366)	257,371
Operating income	767	17,386	1,968	1,850	21,972	–	21,972
2. Assets	195,304	201,541	38,088	25,194	460,129	(110,091)	350,037

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe..United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Year ended March 31, 2003) (Amount: millions of yen)

	FY2003(Annual)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	106,941	57,102	34,322	198,367
2. Total sales				272,202
3. Overseas sales on total sales	% 39.3	% 21.0	% 12.6	% 72.9

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.

2. Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Canada, Mexico, etc.

Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Year ended March 31, 2002) (Amount: millions of yen)

	FY2002(Annual)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	96,758	60,733	38,832	196,323
2. Total sales				279,344
3. Overseas sales on total sales	% 34.6	% 21.7	% 13.9	% 70.3

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.

2. Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Canada, Mexico, etc.

Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(b)Relating to lease transactions

(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of year-end closing balance :	Millions of yen					
	Year ended March 31,2003			Year ended March 31,2002		
	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Machinery and transportation equipment	1,364	650	714	1,633	814	818
Tools, furniture and fixtures	3,332	1,691	1,640	3,707	2,006	1,700
Total	4,697	2,342	2,355	5,340	2,821	2,519

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

	2003	2002
within-1-year	1,107	1,106
over 1-year	1,247	1,412
Total	2,355	2,519

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of year-end closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

	2003	2002
Amount of lease expenses	1,247	1,453
Equivalent of depreciation expenses	1,247	1,453

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(c)Transaction with related parties

Directors and main individual shareholder

FY2003(Annual)												
Attribution	Name	Address	Capital	Line of business or profession	Voting right(own or owned)	Contents of relation		Contents of transaction		Transaction amount	Account title	Year-end balance
						Concurrently serving etc.	Relation of business					
Director	Atsushi Matsuoka	—	—	Director of the company President and representative director of NMB Co., Ltd	(Owned) Direct 0%	—	—	Please see "Keiaisha Co., Ltd.".				
Companies which the company's directors and nearly related person have over 50% of voting right.	Keiaisha Co., Ltd.	Kitaku Tokyo	¥1,905 million	Sales of Steel and its raw materials	(Owned) Direct 5.0%	Concurrently serving 4 on loan 1	The company purchases steel bar etc.	Operating transaction	Purchase of steel bar etc.	¥2,316 million	Notes payable and Account payable etc. ※3	¥358 million
									Building rent, etc.	¥36 million	Current assets and others ※3	¥1 million
									Tools & Equipment rent, etc	¥542 million	–	–
								Non Operating transaction	Non Operating income	¥6 million	–	–

(Note) Terms and decision policy of the transaction

1. The transaction with Keiaisha Co., Ltd. is what is called "Transaction for the third party".
2. The sales prices of steel bar, building rent and machinery rent etc. are decided after negotiation every fiscal year considering the market prices.

※3. The transaction amounts do not include the consumption taxes and the year end balance amounts include them.

Directors and main individual shareholder

FY2002(Annual)												
Attribution	Name	Address	Capital	Line of business or profession	Voting right(own or owned)	Contents of relation		Contents of transaction		Transaction amount	Account title	Year-end balance
						Concurrently serving etc.	Relation of business					
Director	Atsushi Matsuoka	—	—	Director of the company President and representative director of NMB Co., Ltd	(Owned) Direct 0%	—	—	Please see "Keiaisha Co., Ltd.".				
Companies which the company's directors and nearly related person have over 50% of voting right.	Keiaisha Co., Ltd.	Kitaku Tokyo	¥1,905 million	Sales of Steel and its raw materials	(Owned) Direct 5.0%	Concurrently serving 4 on loan 1	The company purchases steel bar etc.	Operating transaction	Purchase of steel bar etc.	¥ 1,423 million	Notes payable and Account payable etc. ※3	¥ 550 million
									Building rent,etc.	¥ 31 million	Current assets and others ※3	¥ 1 million
									Machinery rent	¥ 699 million		

(Note) Terms and decision policy of the transaction

1. The transaction with Keiaisha Co., Ltd. is what is called "Transaction for the third party".
2. The sales prices of steel bar, building rent and machinery rent etc. are decided after negotiation every fiscal year considering the market prices.

※3. The transaction amounts do not include the consumption taxes and the year end balance amounts include them.

(d)The tax effect accounting

<table>
<tr><th colspan="2">As of March 31,2003</th><th colspan="2">As of March 31,2002</th></tr>
<tr><td>1.Major reasons for the accrual of deferred tax assets and deferred tax liabilities</td><td>Millions of yen</td><td>1.Major reasons for the accrual of deferred tax assets and deferred tax liabilities</td><td>Millions of yen</td></tr>
<tr><td>(Deferred tax assets)</td><td></td><td>(Deferred tax assets)</td><td></td></tr>
<tr><td>Excess of allowed limit chargeable to the bonus payment reserve</td><td>631</td><td>Excess of allowed limit chargeable to the bonus payment reserve</td><td>629</td></tr>
<tr><td>Excess of allowed limit chargeable to the retirement allowance reserve</td><td>18</td><td>Excess of allowed limit chargeable to the retirement allowance reserve</td><td>28</td></tr>
<tr><td>Loss on revaluation of investments securities</td><td>2,210</td><td>Loss on revaluation of investments securities</td><td>301</td></tr>
<tr><td>Loss on liquidation of affiliates</td><td>245</td><td>Loss on liquidation of affiliates</td><td>146</td></tr>
<tr><td>Excess of allowed limit chargeable to the allowance for doubtful accounts</td><td>1,501</td><td>Excess of allowed limit chargeable to the allowance for doubtful accounts</td><td>1,368</td></tr>
<tr><td>Unrealized gains on sales of inventories</td><td>2,463</td><td>Unrealized gains on sales of inventories</td><td>2,501</td></tr>
<tr><td>Deficit brought forward</td><td>8,770</td><td>Deficit brought forward</td><td>11,236</td></tr>
<tr><td>Difference on revaluation of other marketable securities to the market</td><td>24</td><td>Difference on revaluation of other marketable securities to the market</td><td>1,145</td></tr>
<tr><td>Others</td><td>2,225</td><td>Others</td><td>307</td></tr>
<tr><td>Total deferred tax assets</td><td>18,088</td><td>Total deferred tax assets</td><td>17,664</td></tr>
<tr><td>(Deferred tax liabilities)</td><td></td><td>(Deferred tax liabilities)</td><td></td></tr>
<tr><td>Depreciations allowed to overseas subsidiaries</td><td>1,758</td><td>Depreciations allowed to overseas subsidiaries</td><td>1,380</td></tr>
<tr><td>Others</td><td>56</td><td>Others</td><td>122</td></tr>
<tr><td>Total deferred tax liabilities</td><td>1,814</td><td>Total deferred tax liabilities</td><td>1,503</td></tr>
<tr><td>Net deferred tax assets</td><td>16,273</td><td>Net deferred tax assets</td><td>16,160</td></tr>
<tr><td colspan="2">※Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.</td><td colspan="2">※Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.</td></tr>
<tr><td>Current assets........Deferred tax assets</td><td>8,593</td><td>Current assets........ Deferred tax assets</td><td>6,521</td></tr>
<tr><td>Fixed assets ....Deferred tax assets</td><td>9,494</td><td>Fixed assets ....Deferred tax assets</td><td>11,143</td></tr>
<tr><td>Current liabilities....Deferred tax liabilities</td><td>(1,016)</td><td>Current liabilities.... Deferred tax liabilities</td><td>(1,397)</td></tr>
<tr><td>Fixed liabilities......Deferred tax liabilities</td><td>(797)</td><td>Fixed liabilities.......Deferred tax liabilities</td><td>(105)</td></tr>
<tr><td colspan="2">2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting</td><td colspan="2">2.Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting</td></tr>
<tr><td>Domestic legal effective tax rate</td><td>40.0%</td><td>Domestic legal effective tax rate</td><td>40.0%</td></tr>
<tr><td>(Adjustments)</td><td></td><td>(Adjustments)</td><td></td></tr>
<tr><td>Current amortization of excess of cost over net assets acquired</td><td>93.2</td><td>Current amortization of excess of cost over net assets acquired</td><td>2.8</td></tr>
<tr><td>Differences in the tax rates applied to consolidated overseas subsidiaries</td><td>(713.0)</td><td>Differences in the tax rates applied to consolidated overseas subsidiaries</td><td>(26.8)</td></tr>
<tr><td>Valuation allowance for deficits in the current fiscal year of consolidated subsidiaries</td><td>800.3</td><td>Valuation allowance for deficits in the current fiscal year of consolidated subsidiaries</td><td>1.7</td></tr>
<tr><td>Effect of elimination of dividend income</td><td>758.4</td><td>Effect of elimination of dividend income</td><td>43.1</td></tr>
<tr><td>Difference recognized by U.S. subsidiaries because of the adoption of tax effect accounting</td><td>(560.0)</td><td>Others</td><td>(1.9)</td></tr>
<tr><td>Withholding income tax and others</td><td>41.2</td><td>Ratio of income tax burden after the application of tax effect accounting</td><td>58.9</td></tr>
<tr><td>Difference arising from a change in an effective statutory tax rate</td><td>128.7</td><td></td><td></td></tr>
<tr><td>Others</td><td>2.6</td><td></td><td></td></tr>
<tr><td>Ratio of income tax burden after the application of tax effect accounting</td><td>586.2</td><td></td><td></td></tr>
</table>

3.Revision in the amount of deferred tax assets and deferred tax liabilities owing to changes in the rate of income tax and others The legally effective tax rate used in calculating deferred tax assets is 40.0% in the previous term, and 40.0% in the current term for those under current assets and 39.0% for those under fixed assets in the current term. As a result, deferred tax assets decreased ¥204 million, and income tax adjustment increased by the same amount.	―――――――

(e) Marketable securities

Marketable securities (Amount: millions of yen)

Classification	As of March 31,2003			As of March 31,2002		
	Acquisition Value	Book Value	Difference	Acquisition Value	Book Value	Difference
Those whose recoded amounts in the consolidated balance sheet exceed the acquisition costs. Stock	–	–	–	2	3	1
Those whose recoded amounts in the consolidated balance sheet do not exceed the acquisition costs. Stock	2,723	2,660	(62)	7,258	4,393	(2,864)
Total	2,723	2,660	(62)	7,260	4,397	(2,863)

(Note) In other marketable securities, we processed losses in value of share prices and posted losses on revaluation of marketable and investment securities in the amount of ¥ 4,914 million in this term and ¥1,466 million in the previous term.

Other marketable securities (Amount: millions of yen)

Classification	As of March 31,2003	As of March 31,2002
	Book Value	Book Value
Other marketable securities	1,104	1,333
Total	1,104	1,333

(Note) Non-listed stock

(f) Contract amounts, current prices, and unrealized profits or losses of derivatives

Exchange contract (Amount: millions of yen)

Classification	Type	As of March 31,2003				As of March 31,2002			
		Contract amount		Current price	Revaluation profit or (loss)	Contract amount		Current price	Revaluation profit or (loss)
			Over 1-year				Over 1-year		
Non-market transaction	Exchange Contract								
	Selling order								
	US dollar	407	—	407	—	—	—	—	—
	Japanses YEN	83	—	83	—	—	—	—	—
	Euro	19	—	19	—	—	—	—	—
	HK dollar	2,142	—	2,142	—	—	—	—	—
	Buying order								
	Japanese YEN	35	—	35	—	—	—	—	—
Total		2,687	—	2,687	—	—	—	—	—

(Notes) 1.Calculation method for current market price

Exchange Contract Transactions............These transactions have been made based on the forward exchange rates.

2.We excluded the items that are applied hedge account from this financial year's report

3.For derivative transactions expected to be made in April 2003, exchange contracts were made at the end of the current term in Singapore.

(g) Retirement benefits

<table>
<tr><th colspan="3">FY2003</th></tr>
<tr><td colspan="3">(1) Corporate retirement benefit system
To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis.</td></tr>
<tr><td colspan="3">(2) Details of retirement benefit debts and expenses
Components of retirement benefit debts</td></tr>
<tr><td>(a) Retirement benefit debts</td><td>(10,364)</td><td>millions of yen</td></tr>
<tr><td>(b) Pension assets</td><td>7,237</td><td></td></tr>
<tr><td>(c) Unreserved debts for retirement benefit ((a)+(b))</td><td>(3,127)</td><td></td></tr>
<tr><td>(d) Unappropriated amount of differences at the time of changes in accounting standards</td><td>1,253</td><td></td></tr>
<tr><td>(e) Unrecognized differences in mathematical calculation</td><td>1,897</td><td></td></tr>
<tr><td>(f) Net amount listed on consolidated balance sheet ((c)+(d)+(e))</td><td>23</td><td></td></tr>
<tr><td>(g) Prepaid pension expenses</td><td>218</td><td></td></tr>
<tr><td>(h) Reserve for retirement allowances (note) ((f)−(g))</td><td>(195)</td><td></td></tr>
<tr><td colspan="3">Note: On the balance sheet, the Company includes an excess over the accrued employees' retirement allowances due to its past switch to a qualified retirement pension system as "reserve for retirement allowances."</td></tr>
<tr><td colspan="3">Components of retirement benefit expenses</td></tr>
<tr><td>Service costs</td><td>588</td><td></td></tr>
<tr><td>Interest costs</td><td>283</td><td></td></tr>
<tr><td>Expected management earnings</td><td>(205)</td><td></td></tr>
<tr><td>Amount of differences at the time of changes in accounting standards charged to expenses</td><td>626</td><td></td></tr>
<tr><td>Amount of differences at the accounting period changed to exepenses</td><td>258</td><td></td></tr>
<tr><td>Retirement benefit expenses</td><td>1,550</td><td></td></tr>
<tr><td colspan="3">(3) Calculation basis for retirement benefit debts and expenses</td></tr>
<tr><td>Discount rates</td><td>3.0 %</td><td></td></tr>
<tr><td>Expected management earning rates</td><td>3.0 %</td><td></td></tr>
<tr><td>Period allocation method of anticipated retirement benefit debts</td><td colspan="2">Basis for periodic fixed amounts</td></tr>
<tr><td>Accounting period of differences in mathematical calculation</td><td colspan="2">5 ~ 15 years
(From the next term, the differences will be charged to expenses based on the straight-line method.)</td></tr>
<tr><td>Accounting period of differences at the time of changes in accounting standards</td><td colspan="2">5 years
(Prorated amounts are stated in extraordinary loss.)</td></tr>
</table>

FY2002	
(1) Corporate retirement benefit system	
To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis.	
(2) Details of retirement benefit debts and expenses	
Components of retirement benefit debts	
(a) Retirement benefit debts	(9,835) millions of yen
(b) Pension assets	6,883
(c) Unreserved debts for retirement benefit ((a)+(b))	(2,952)
(d) Unappropriated amount of differences at the time of changes in accounting standards	1,880
(e) Unrecognized differences in mathematical calculation	1,211
(f) Net amount listed on consolidated balance sheet ((c)+(d)+(e))	139
(g) Prepaid pension expenses	294
(h) Reserve for retirement allowances (note) ((f) − (g))	(155)
Note: On the balance sheet, the Company includes an excess over the accrued employees' retirement allowances due to its past switch to a qualified retirement pension system as "reserve for retirement allowances."	
Components of retirement benefit expenses	
Service costs	654
Interest costs	269
Expected management earnings	(190)
Amount of differences at the time of changes in accounting standards charged to expenses	626
Amount of differences at the accounting period changed to exepenses	120
Retirement benefit expenses	1,479
(3) Calculation basis for retirement benefit debts and expenses	
Discount rates	3.0 %
Expected management earning rates	3.0 %
Period allocation method of anticipated retirement benefit debts	Basis for periodic fixed amounts
Accounting period of differences in mathematical calculation	5 ~ 15 years (From the next term, the differences will be charged to expenses based on the straight-line method.)
Accounting period of differences at the time of changes in accounting standards	5 years (Prorated amounts are stated in extraordinary loss.)

5. Amounts of production, orders received, sales

(1) Production (Amount: millions of yen)

Industry segments	March 31,2003	March 31,2002
Machined components business	119,290	124,604
Electronic devices and components business	152,678	154,490
Total	271,968	279,094

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(2) Orders received (Amount: millions of yen)

Industry segments	Year ended March 31,2003		Year ended March 31,2002	
	Orders received	Order backlog	Orders received	Order backlog
Machined components business	117,055	33,225	112,414	34,288
Electronic devices and components business	152,670	22,069	158,253	23,483
Consumer business and others	—	—	826	—
Total	269,725	55,294	271,493	57,771

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(3) Sales (Amount: millions of yen)

Industry segments	Year ended March 31,2003	Year ended March 31,2002
Machined components business	118,117	122,025
Electronic devices and components business	154,084	156,303
Consumer business and others	—	1,016
Total	272,202	279,344

(Notes) Amounts are provided on the basis of their sales price and do not include consumption taxes.

BRIEF REPORT OF NON-CONSOLIDATED FINANCIAL RESULTS
(Year ended March 31, 2003)

May 15, 2003

Registered
Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)

Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken

Representative : Tsugio Yamamoto President and Representative Director
Contact: Sadahiko Oki Director-Accounting
Tel. (03)5434-8611

Board of Directors' Meeting for Non-consolidated Financial Results held on : May 15, 2003
Interim Dividend Plan: None
Unit Share Method: Yes (1 unit = 1,000 shares)
Annual Shareholders' Meeting to be held on: June 27, 2003

1. Business performance (April 1,2002 through March 31,2003)

(1) Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2003	162,952	(7.0)	5,018	171.5	11,062	10.3
FY2002	175,218	(11.4)	1,848	(84.9)	10,033	(17.3)

	Net income (millions of yen)	% Change	Net income Per share(yen)	Fully diluted net income per share(yen)	Return (Net income) on equity (%)	Return (Ordinary income) on assets (%)	Return (Ordinary income) on sales (%)
FY2003	1,227	(71.8)	3.08	–	0.7	3.0	6.8
FY2002	4,351	10.2	10.90	10.46	2.4	2.6	5.7

(Notes) 1. Weighted average number of shares outstanding during the respective years: 399,131,972 shares at March 31, 2003
399,165,043 shares at March 31, 2002
2. Changes in accounting method: None
3. The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.

(2) Dividends

	Dividends per share Annual (yen)	Interim (yen)	Year-end (yen)	Total annual dividends (millions of yen)	Dividends payout ratio (%)	Dividends on shareholders' equity (%)
FY2003	7.00	–	7.00	2,793	227.6	1.5
FY2002	7.00	–	7.00	2,794	64.2	1.5

(Notes) Details of dividends Not applicable.

(3) Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2003	362,682	181,240	50.0	454.12
FY2002	376,880	181,222	48.1	454.01

(Notes) 1. Number of shares outstanding at end of year: 399,100,842 shares at March 31, 2003
399,159,121 shares at March 31, 2002
2. Number of treasury stock at end of year: 66,853 shares at March 31, 2003
8,574 shares at March 31, 2002

2. Prospect for the next fiscal year (April 1, 2003 through March 31, 2004)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Dividends per share Interim(yen)	Year-end(yen)	Annual(yen)
Interim	87,000	4,100	1,750	—	—	—
Annual	179,500	10,100	4,800	—	7.00	7.00

(Reference) Projected annual net income per share: 12.03yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page eight and nine of the documents attached hereunder.

Non-Consolidated Financial Statements and Notes

1. Non-Consolidated Balance Sheets

	As of March 31,2003		As of March 31,2002		Increase or (decrease) 2003-2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
ASSETS						
Current assets	128,363	35.4	136,349	36.2	(7,985)	(5.9)
Cash and cash equivalents	7,487		4,421		3,066	
Notes receivable	2,249		1,952		297	
Accounts receivable-trade	36,680		41,533		(4,853)	
Purchased goods	3,442		3,170		271	
Goods in transit	1,068		1,530		(462)	
Finished goods	1,278		1,687		(409)	
Raw materials	2,122		2,020		101	
Work in process	2,410		2,814		(404)	
Supplies	170		152		17	
Advances to vendor	131		430		(299)	
Prepaid expenses	380		407		(26)	
Short-term loans receivable from affiliates	60,202		64,632		(4,430)	
Accounts receivable-other	5,568		6,982		(1,414)	
Temporary advance	22		16		6	
Deferred tax assets	4,231		3,641		590	
Others	1,018		1,187		(169)	
Allowance for doubtful receivables	(100)		(233)		133	
Fixed assets	234,305	64.6	240,513	63.8	(6,207)	(2.6)
Tangible fixed assets	32,073		33,435		(1,362)	
Buildings	11,607		12,062		(454)	
Structures	661		597		63	
Machinery and equipment	6,314		6,680		(366)	
Vehicles	15		7		8	
Tools, furniture and fixtures	2,255		2,329		(73)	
Land	11,067		11,067		-	
Construction in progress	150		689		(539)	
Intangible fixed assets	841		844		(3)	
Patents	466		554		(88)	
Leasehold rights	49		49		-	
Software	275		188		87	
Others	50		52		(2)	
Investments and other assets	201,391		206,233		(4,841)	
Investments in securities	3,720		5,488		(1,767)	
Investments securities in affiliates	155,366		156,813		(1,446)	
Investments in partnerships	0		0		-	
Investments in partnerships with affiliates	27,733		27,608		124	
Long-term loans receivable	-		5		(5)	
Long-term loans receivable from employees	11		13		(1)	
Long-term loans receivable from affiliates	8,567		7,425		1,141	
Reorganization claim in bankruptcy , and others	53		37		16	
Long-term prepaid expenses	804		400		404	
Deferred tax assets	7,983		10,862		(2,879)	
Others	1,124		1,281		(157)	
Allowance for doubtful receivable	(3,975)		(3,705)		(270)	
Deferred assets	13	0.0	17	0.0	(4)	(24.1)
Bond issuance expenses	13		17		(4)	
Total Assets	362,682	100.0	376,880	100.0	(14,197)	(3.8)

	As of March 31,2003		As of March 31,2002		Increase or (decrease) 2003-2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
LIABILITIES						
Current liabilities	100,327	27.6	124,025	32.9	(23,697)	(19.1)
Notes payable	2,998		3,986		(988)	
Accounts payable-trade	23,817		28,820		(5,002)	
Short-term loans payable	52,033		39,875		12,157	
Commercial paper	3,000		-		3,000	
Current portion of long-term loans payable.	500		27,700		(27,200)	
Current portion of bonds	10,000		-		10,000	
Current portion of convertible bonds	-		13,823		(13,823)	
Accounts payable-other	4,193		5,290		(1,097)	
Accrued income taxes	71		65		5	
Accrued expenses	816		866		(50)	
Advances from customer	4		11		(6)	
Deposits received	245		416		(170)	
Deferred income	86		115		(29)	
Accrued bonuses	1,943		2,090		(146)	
Notes payable for equipment	100		470		(369)	
Others	515		493		22	
Long-term liabilities	81,114	22.4	71,632	19.0	9,482	13.2
Bonds	28,000		35,000		(7,000)	
Convertible bonds	27,080		27,080		-	
Bond with warrants	4,000		4,000		-	
Long-term loans payable	22,000		5,500		16,500	
Allowance for retirement benefits	34		52		(17)	
Total Liabilities	181,442	50.0	195,657	51.9	(14,215)	(7.3)
SHAREHOLDERS' EQUITY						
Common stock	68,258	18.8	68,258	18.1	-	-
Additional paid-in capital	94,756	26.1	94,756	25.1	-	-
Capital reserve	94,756		94,756		-	
Retained Earnings	18,299	5.1	19,932	5.3	(1,633)	(8.2)
Earned surplus	2,085		2,085		-	
Voluntary reserve	11,500		10,000		1,500	
General reserve	11,500		10,000		1,500	
Unappropriated retained earnings	4,714		7,847		(3,133)	
[Current net income]	[1,227]		[4,351]		[(3,124)]	
Difference on revaluation of other marketable securities	(36)	(0.0)	(1,718)	(0.4)	1,682	97.9
Treasury stock	(37)	(0.0)	(6)	(0.0)	(31)	(506.9)
Total Shareholders' Equity	181,240	50.0	181,222	48.1	17	0.0
Total Liabilities and Shareholders' Equity	362,682	100.0	376,880	100.0	(14,197)	(3.8)

(Note) 1. In accordance with the revised rules concerning financial statements, financial items under Assets in Condensed Balance Sheet at the end of the previous term is reclassified for easy comparison with fiscal years before the previous year.

	Millions of yen	
	2003	2002
2. Accumulated depreciation of tangible fixed assets	48,849	47,175
3. Guranteed liabilities	37,369	47,076
4. Issuance of common stock upon conversion of convertible bonds	-	-
Increase of shares on conversion of convertible bonds	-	-
Transferred to common stock	-	-
5. Issuance of common stock upon conversion of bond with warrants	-	-
Increase of shares on conversion of bond with warrants	-	-
Transferred to common stock	-	-

2. Non-Consolidated Statements of Income

	Year ended March 31.2003		Year ended March 31.2002		Increase or (decrease) 2003－2002	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net Sales	162,952	100.0	175,218	100.0	(12,266)	(7.0)
Cost of sales	136,897	84.0	150,915	86.1	(14,018)	(9.3)
Gross profit	26,054	16.0	24,302	13.9	1,751	7.2
Selling, general and administrative expenses	21,036	12.9	22,454	12.8	(1,417)	(6.3)
Operating income	5,018	3.1	1,848	1.1	3,169	171.5
Other income	9,420	5.8	11,530	6.5	(2,110)	(18.3)
Interest income	969		942		27	
Dividends received	7,786		9,828		(2,041)	
Rent income of fixed assets	504		487		16	
Others	159		271		(111)	
Other expenses	3,375	2.1	3,345	1.9	30	0.9
Interest and discount charge	1,392		1,455		(62)	
Interest on bonds	1,252		1,270		(18)	
Amortization on bond issue costs.	24		17		6	
Foreign currency exchange loss	294		187		106	
Others	412		413		(1)	
Ordinary income	11,062	6.8	10,033	5.7	1,029	10.3
Extraordinary income	450	0.3	2,192	1.3	(1,742)	(79.5)
Gain from discharge of debts	-		682		(682)	
Gain on sales of fixed assets	123		365		(241)	
Gain on sales of investments in securities	3		-		3	
Gain on sales of investments securities in affiliates	-		250		(250)	
Liquidation dividend from affiliated company	205		-		205	
Reversal of allowance for doubtful receivables	118		398		(279)	
Reversal of allowance for loss on the liquidation of the automotive wheel business	-		496		(496)	
Extraordinary loss	8,117	5.0	3,969	2.3	4,148	104.5
Loss on disposal of inventories	-		965		(965)	
Loss on sales of fixed assets	117		209		(91)	
Loss on sales of investments in securities	-		6		(6)	
Loss on revaluation of investments in securities	4,945		1,466		3,479	
Allowance for doubtful receivables.	-		292		(292)	
Loss on revaluation of investments securities in affiliates	2,280		527		1,752	
Loss on liquidation of affiliated companies	256		7		248	
Loss for after-care of products	23		-		23	
Retirement benefit expense	494		494		-	
Income before income taxes	3,395	2.1	8,257	4.7	(4,861)	(58.9)
Income taxes (including enterprise tax)	999	0.6	801	0.4	198	24.8
Adjustment of income taxes	1,168	0.7	3,104	1.8	(1,936)	(62.4)
Total income taxes	2,167	1.3	3,905	2.2	(1,737)	(44.5)
Net income	1,227	0.8	4,351	2.5	(3,124)	(71.8)
Retained earnings brought forward from the previous year	3,486		3,495		(8)	
Unappropriated retained earnings at end of year	4,714		7,847		(3,133)	

3. (a) Proposed Appropriation of Unappropriated Retained Earnings

	Year ended March 31,2003 Millions of yen		Year ended March 31,2002 Millions of yen
Unappropriated retained earnings at end of year..............	4,714	Unappropriated retained earnings at end of year..............	7,847
The above amount is to be appropriated as follows:-		The above amount is to be appropriated as follows:-	
Dividends [7 yen per share].........	2,793	Dividends [7 yen per share].........	2,794
Bonuses to directors & corporate auditors...............	–	Bonuses to directors & corporate auditors...............	66
[Corporate auditors' bonuses]	[–]	[Corporate auditors' bonuses]	[3]
Voluntary reserve	–	Voluntary reserve	1,500
General reserve..........................	–	General reserve..........................	1,500
Total	2,793	Total	4,360
Retained earnings carried forward to the next year...........	1,920	Retained earnings carried forward to the next year...........	3,486

(Notes) Revision of directors' remuneration

In accordance with the planned introduction of Executive Officer System, we will reduce the number of directors. Along with this, we intend to revise directors' remuneration, currently 41 million yen or less per month, to be 25 million yen or less per month and will submit this, in accordance with Article 269 of the Commercial Law, as one of the items of agenda for approval at the 57th Annual Shareholders' Meeting, provided that the amendment of the Articles of Incorporation to reduce the number of directors is approved.

(b) Dividends per share

	FY2003			FY2002		
	Annual (yen)	Interim (yen)	Year-end (yen)	Annual (yen)	Interim (yen)	Year-end (yen)
Common stock	7.00	—	7.00	7.00	—	7.00
(Breakdown)						
Memorial dividends	—	—	—	—	—	—
Special dividends	—	—	—	—	—	—
New stocks	—	—	—	—	—	—
Preferred stocks	—	—	—	—	—	—
Subsidiaries-linked dividend stocks	—	—	—	—	—	—

4. Significant Accounting Policies

(a) Marketable securities

Investments securities in subsidiaries and affiliates: Stated at cost determined by the moving average method.

Other maketable securities: Securities with Market Value

Market value method based on market prices and other conditions at the end of the term. (The revaluation differences are accounted for based on the direct capitalization method and the sales costs are calculated by the moving average method.)

Securities without Market Value

Non listed marketable securities are stated at cost determined by the moving average method.

(b) Inventories

Purchased goods: Stated at cost determined by the moving average method.

Finished goods: Stated at cost determined by the moving average method.

Raw materials: Stated at cost determined by the moving average method for bearings, fasteners, measuring equipment, motors and special machinery components.

Work in process: Stated at cost determined by the moving average method for bearings, fasteners, and motors.

Stated at cost determined respectively for measuring equipment, special motors and special machinery components.

Supplies: Stated at cost determined by the moving average method for manufacturing bearings, fasteners, measuring equipment, motors and special machinery components.

(c) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method based on estimated useful lives of the assets.

Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law.

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

Useful lives are computed on the basis of the same method that is stipulated in the Corporation tax law.

However, the depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

(d) Amortization of deferred assets

Bond issuance expenses are amortized over three years by an averaged amount each year.

Other items are charged to income as incurred.

(e) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for retirement benefits:

Based on estimated retirement benefit debts and pension assets at the end of the current term, the Company reported an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

Regarding the difference of 2,474 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five years from the following term after the difference accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

(f) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date.

(g) Accounting method of significant lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(h) Accounting method of significant hedge transactions

The Company had no significant hedge operations to report during the term.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(i) Other Significant Accounting Policies

Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

7. Notes

(a) Relating to lease transactions

Millions of yen

(1)Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of year-end closing balance	Year ended March 31,2003			Year ended March 31,2002		
	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Vehicles	307	172	135	382	173	208
Tools, furniture and fixtures	2,528	1,302	1,226	2,623	1,281	1,341
Total	2,835	1,474	1,361	3,005	1,455	1,550

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

within 1-year	595	641
over 1-year	765	908
Total	1,361	1,550

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of year-end closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

Amount of lease expenses	678	856
Equivalent of depreciation expenses	678	856

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(b) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

(c) The tax effect accounting

Year ended March 31,2003		Year ended March 31,2002	
1. Major reasons for the accrual of deferred tax assets (total current and fixed assets)		1. Major reasons for the accrual of deferred tax assets (total current and fixed assets)	
	Millions of yen		Millions of yen
Excess of allowed limit chargeable to the accrued bonuses	631	Excess of allowed limit chargeable to the accrued bonuses	558
Excess of allowed limit chargeable to the retirement benefits	18	Excess of allowed limit chargeable to the retirement benefits	28
Loss on the liquidation of investments in securities	2,210	Loss on the liquidation of investments in securities	301
Loss on the liquidation of investments securities in affiliates	1,096	Loss on the liquidation of investments securities in affiliates	211
Loss on liquidation of affiliated companies	239	Loss on liquidation of affiliated companies	3,646
Excess of allowed limit chargeable to the allowance for doubtful receivable	1,539	Excess of allowed limit chargeable to the allowance for doubtful receivable	1,473
Deficit brought forward	6,291	Deficit brought forward	7,097
Difference on revaluation of other marketable securities	24	Difference on revaluation of other marketable securities	1,145
Others	166	Others	44
Total	12,214	Total	14,503
2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting.		2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting.	
	%		%
Domestic legal effective tax rate	40.0	Domestic legal effective tax rate	40.0
(Adjustments)		(Adjustments)	
Items to be regarded as taxable expenses, Such as entertainment expenses	2.1	Items to be regarded as taxable expenses, Such as entertainment expenses	0.7
Inhabitant tax levied per capita etc.	1.4	*Inhabitant tax levied per capita etc.*	0.4
Income tax collected at the source	18.8	Income tax collected at the source	5.9
Adjustment of the difference in amount on the income tax return	(5.0)	Others	0.3
Difference arising from a change in legally effective tax rate	6.0	Ratio of income tax burden after the application of tax effect accounting	47.3
Others	0.6		
Ratio of income tax burden after the application of tax effect accounting	63.9		
3. Revision in the amount of deferred tax assets owing to changes in the rate of income tax and others. The legally effective tax rate used in calculating deferred tax assets is 40.0% in the previous term, and 40.0% in the current term for those under current assets and 39.0% for those under fixed assets in the current term. As a result, deferred tax assets decreased 204 million yen, and income tax adjustment increased by the same amount.		―――――	

Change of Directors & Corporate Auditors

1. Representative Director: None

2. Other Directors & Corporate Auditors:

(a) Candidate for New Directors: None

(b) Candidate for New Corporate Auditors:

Isao Hiraide (Tax Advisor)

(c) Retiring Directors:

Senior Managing Director	Masahito Saigusa	
Director	Tomeshiro Takeuchi	
Managing Director	Takashi Yamaguchi	(To be appointed as Managing Executive Officer)
Managing Director	Tomihiro Maruta	(To be appointed as Managing Executive Officer)
Director	Sadao Sawamura	(To be appointed as Executive Officer)
Director	Akihiro Hirao	(To be appointed as Executive Officer)
Director	Sadahiko Oki	(To be appointed as Executive Officer)
Director	Takuya Naka	(To be appointed as Executive Officer)
Director	Yukio Shimizu	(To be appointed as Executive Officer)
Director	Masayoshi Yamanaka	(To be appointed as Executive Officer)
Director	Shunji Mase	(To be appointed as Executive Officer)
Director	Hiroharu Katogi	(To be appointed as Executive Officer)
Director	Susumu Fujisawa	(To be appointed as Executive Officer)
Director	Masamitsu Osada	(To be appointed as Executive Officer)
Director	Akio Okamiya	(To be appointed as Executive Officer)

(d) Retiring Corporate Auditors:

Corporate Auditor Toshiro Uchida

May 15, 2003
Minebea Co., Ltd.

Supplementary Financial Data
for the Fiscal Year ended March 31, 2003

From this fiscal year we are reporting quarterly financial results.
For the above reason, income before tax and net income on quarterly basis for the last fiscal year have been omitted.

1. Consolidated Results of Operations

	Fiscal year ended Mar. 02			Fiscal year ended Mar. 03			%Change Y/Y	
(Millions of yen)	1st Half	2nd Half	Full Year	1st Half	**2nd Half**	**Full Year**	2nd Half*1	Full Year*2
Net sales	136,882	142,462	279,344	137,249	**134,953**	**272,202**	-5.3%	-2.6%
Operating income	12,496	9,476	21,972	10,176	**9,176**	**19,352**	-3.2%	-11.9%
Ordinary income	8,952	7,043	15,995	7,667	**5,753**	**13,420**	-18.3%	-16.1%
Income before income taxes	8,040	4,908	12,948	6,817	**-6,322**	**495**	–	-96.2%
Net income	4,384	914	5,298	2,543	**-4,977**	**-2,434**	–	–

	Fiscal year ended Mar. 02				Fiscal year ended Mar. 03				4Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	**4Q**	Q/Q*3	Y/Y*4
Net sales	69,988	66,894	68,536	73,926	72,367	64,882	68,723	**66,230**	-3.6%	-10.4%
Operating income	6,554	5,942	4,964	4,512	6,031	4,145	5,519	**3,657**	-33.7%	-18.9%
Ordinary income	4,804	4,148	3,835	3,208	4,524	3,143	4,036	**1,717**	-57.5%	-46.5%
Income before income taxes	–	–	–	–	4,203	2,614	3,735	**-10,057**	–	–
Net income	–	–	–	–	1,903	640	1,889	**-6,866**	–	–

2. Consolidated Sales and Operating Income by Division

	Fiscal year ended Mar. 02			Fiscal year ended Mar. 03			%Change Y/Y	
(Millions of yen)	1st Half	2nd Half	Full Year	1st Half	**2nd Half**	**Full Year**	2nd Half*1	Full Year*2
Machined components	62,195	59,830	122,025	60,309	**57,808**	**118,117**	-3.4%	-3.2%
Bearing related products	51,188	48,925	100,113	50,058	**47,880**	**97,938**	-2.1%	-2.2%
Other machinery components	11,006	10,905	21,911	10,251	**9,929**	**20,180**	-9.0%	-7.9%
Electronic devices and components	73,978	82,325	156,303	76,940	**77,144**	**154,084**	-6.3%	-1.4%
Rotary components	35,917	40,523	76,440	38,933	**40,255**	**79,188**	-0.7%	+3.6%
Other electronic devices	38,062	41,800	79,862	38,005	**36,892**	**74,897**	-11.7%	-6.2%
Consumer business and others	709	307	1,016	–	**–**	**–**	–	–
Total sales	136,882	142,462	279,344	137,249	**134,953**	**272,202**	-5.3%	-2.6%
Machined components	12,564	9,571	22,135	9,163	**9,356**	**18,519**	-2.2%	-16.3%
Electronic devices and components	-74	-88	-162	1,013	**-181**	**832**	–	–
Consumer business and others	6	-6	-0	–	**–**	**–**	–	–
Total operating income	12,496	9,476	21,972	10,176	**9,176**	**19,352**	-3.2%	-11.9%

	Fiscal year ended Mar. 02				Fiscal year ended Mar. 03				4Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	**4Q**	Q/Q*3	Y/Y*4
Machined components	32,021	30,174	28,358	31,472	31,668	28,641	28,723	**29,085**	+1.3%	-7.6%
Bearing related products	26,299	24,889	23,166	25,759	26,420	23,638	23,845	**24,035**	+0.8%	-6.7%
Other machinery components	5,722	5,284	5,190	5,715	5,249	5,002	4,879	**5,050**	+3.5%	-11.6%
Electronic devices and components	37,624	36,354	39,879	42,446	40,699	36,241	40,000	**37,144**	-7.1%	-12.5%
Rotary components	18,412	17,505	19,435	21,088	20,793	18,140	20,521	**19,734**	-3.8%	-6.4%
Other electronic devices	19,212	18,850	20,444	21,356	19,908	18,097	19,480	**17,412**	-10.6%	-18.5%
Consumer business and others	343	366	300	7	–	–	–	**–**	–	–
Total sales	69,988	66,894	68,536	73,926	72,367	64,882	68,723	**66,230**	-3.6%	-10.4%
Machined components	7,014	5,550	4,678	4,893	5,098	4,065	4,771	**4,585**	-3.9%	-6.3%
Electronic devices and components	-457	383	296	-384	933	80	748	**-929**	–	–
Consumer business and others	-3	9	-9	3	–	–	–	**–**	–	–
Total operating income	6,554	5,942	4,964	4,512	6,031	4,145	5,519	**3,657**	-33.7%	-18.9%

*1 2nd half % change Y/Y : 2nd half in comparison with the 2nd half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 4Q % change Q/Q : 4Q in comparison with 3Q
*4 4Q % change Y/Y : 4Q in comparison with 4Q of the previous fiscal year

3. Prospect for the Fiscal Year ending March 31, 2004 and March 31, 2005

(Millions of yen)	Fiscal year ending Mar. 04 1st Half	2nd Half	Full Year	%Change Y/Y	FY ending Mar. 05	%Change Y/Y
Net sales	136,000	144,000	280,000	+2.9%	300,000	+7.1%
Operating income	8,800	12,200	21,000	+8.5%	28,000	+33.3%
Ordinary income	6,300	10,700	17,000	+26.7%	25,000	+47.1%
Income before income taxes	5,600	10,400	16,000	+3132.3%	24,000	+50.0%
Net income	2,500	6,000	8,500	—	15,000	+76.5%

4. Prospect for the Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ending Mar. 04 1st Half	2nd Half	Full Year	%Change Y/Y	FY ending Mar. 05	%Change Y/Y
Machined components	56,850	58,150	115,000	-2.6%	117,100	+1.8%
Bearing related products	46,900	47,350	94,250	-3.8%	96,300	+2.2%
Other machinery components	9,950	10,800	20,750	+2.8%	20,800	+0.2%
Electronic devices and components	79,150	85,850	165,000	+7.1%	182,900	+10.8%
Rotary components	45,350	49,750	95,100	+20.1%	109,500	+15.1%
Other electronic devices	33,800	36,100	69,900	-6.7%	73,400	+5.0%
Total sales	136,000	144,000	280,000	+2.9%	300,000	+7.1%
Machined components	9,100	10,500	19,600	+5.8%	20,500	+4.6%
Electronic devices and components	-300	1,700	1,400	+68.3%	7,500	+435.7%
Total operating income	8,800	12,200	21,000	+8.5%	28,000	+33.3%

5. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	FY ended Mar. 02	Fiscal year ended Mar. 03 1Q	2Q	3Q	4Q	Full Year	Prospect for the FY ending Mar. 04
Capital expenditure	26,245	3,870	4,149	4,020	**4,343**	**16,382**	27,500
Depreciation (Including Intangible Fixed Assets)	24,385	5,823	5,627	5,720	**5,656**	**22,826**	24,500
Research and development costs	10,682	2,325	2,457	2,493	**2,466**	**9,741**	10,000

6. Exchange Rates

		FY ended Mar. 02	Fiscal year ended Mar. 03 1Q	2Q	3Q	4Q	Full Year	Assumption for the FY ending Mar. 04
US$	PL	125.11	128.35	119.18	122.73	**118.90**	**122.29**	122.50
	BS	133.25	119.50	122.60	119.90	**120.20**	**120.20**	122.50
S'PORE$	PL	69.05	70.81	67.72	69.32	**68.48**	**69.08**	69.50
	BS	72.36	67.71	68.98	69.16	**68.01**	**68.01**	69.50
THAI BAHT	PL	2.81	2.98	2.84	2.83	**2.77**	**2.86**	2.80
	BS	3.06	2.87	2.83	2.77	**2.80**	**2.80**	2.80
RMB	PL	15.11	15.50	14.40	14.84	**14.36**	**14.77**	14.80
	BS	16.09	14.43	14.81	14.49	**14.48**	**14.48**	14.80

7. Non-Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 02 1st Half	2nd Half	Full Year	Fiscal year ended Mar. 03 1st Half	2nd Half	Full Year	%Change Y/Y 2nd Half*1	Full Year*2
Net sales	89,558	85,660	175,218	83,402	**79,550**	**162,952**	-7.1%	-7.0%
Operating income	1,252	596	1,848	2,775	**2,243**	**5,018**	+276.3%	+171.5%
Ordinary income	3,327	6,706	10,033	4,828	**6,234**	**11,062**	-7.0%	+10.3%
Income before income taxes	3,372	4,885	8,257	4,371	**-976**	**3,395**	—	-58.9%
Net income	1,600	2,751	4,351	2,122	**-895**	**1,227**	—	-71.8%

8. Prospect for the Non-Consolidated Performance for the Fiscal Year ending March 31, 2004

(Millions of yen)	Fiscal year ending Mar. 04 1st Half	2nd Half	Full Year	%Change Y/Y
Net sales	87,000	92,500	179,500	+10.2%
Operating income	1,000	2,200	3,200	-36.2%
Ordinary income	4,100	6,000	10,100	-8.7%
Income before income taxes	3,400	5,700	9,100	+168.0%
Net income	1,750	3,050	4,800	+291.2%

平成15年3月期　決算短信(連結)

平成15年 5月15日

上場会社名　ミネベア株式会社　　上場取引所　東 大 名

コード番号　6479　　本社所在都道府県　長野県

(URL　http://www.minebea.co.jp)
代表者　役職名　代表取締役社長　氏名　山本 次男
問合せ先責任者　役職名　取締役経理部長　氏名　大木 貞彦　TEL (03) 5434 - 8611

決算取締役会開催日　平成15年5月15日
米国会計基準採用の有無　無

1. 15年 3月期の連結業績(平成14年 4月 1日 ～ 平成15年 3月 31日)

(1)連結経営成績

(金額は百万円未満を切り捨てて表示しております。)

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
15年 3月期	272,202	△ 2.6	19,352	△ 11.9	13,420	△ 16.1
14年 3月期	279,344	△ 2.7	21,972	△ 33.4	15,995	△ 35.3

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
15年 3月期	△ 2,434	-	△ 6.10	-	△ 2.3	4.0	4.9
14年 3月期	5,298	△ 64.3	13.27	12.60	5.0	4.6	5.7

(注)①持分法投資損益　15年 3月期　10百万円　14年 3月期　△21 百万円
②期中平均株式数(連結)　15年 3月期　399,131,972 株　14年 3月期　399,165,043 株
③会計処理の方法の変更　無
④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
15年 3月期	320,069	98,212	30.7	246.08
14年 3月期	350,037	112,731	32.2	282.42

(注)期末発行済株式数(連結)　15年 3月期　399,100,842 株　14年 3月期　399,159,121 株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
15年 3月期	32,279	△ 16,233	△ 15,471	14,177
14年 3月期	34,017	△ 24,346	△ 8,317	13,952

(4)連結範囲及び持分法の適用に関する事項

連結子会社数　52 社　持分法適用非連結子会社数　0 社　持分法適用関連会社数　2 社

(5)連結範囲及び持分法の適用の異動状況

連結(新規)　6 社　(除外)　2 社　持分法(新規)　0 社　(除外)　0 社

2. 16年 3月期の連結業績予想(平成15年4月 1日 ～ 平成16年 3月31日)

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	136,000	6,300	2,500
通期	280,000	17,000	8,500

(参考)1株当たり予想当期純利益(通期)　21円 30銭

※ 上記の予想は本資料の発表日現在において入手可能な情報及び将来の業績に影響を与える不確実な要因に係る本資料発表日現在における仮定を前提としています。実際の業績は、今後様々な要因によって大きく異なる結果となる可能性があります。業績予想の前提条件その他の関連する事項については、添付資料の7ページを参照してください。

添　付　資　料

1．企業集団の状況

当社を中心とするミネベアグループは、当社及び関係会社５４社（子会社５２社、関連会社２社）で構成され、ベアリング、機械部品、特殊機器及び電子機器の製造・販売等を行っております。

製品の製造は、当社及び国内子会社、米国、欧州、アジアの各国に所在する子会社が各製造品目ごとの生産を担当しております。製品の販売は、国内においては当社より直接販売を行っております。海外においては米国、欧州、アジア各地に所在する子会社及び当社の支店を通じて行っております。

各事業の種類別セグメントとの関連及び主要な生産会社及び販売会社は次のとおりであります。

事業の種類別セグメント	事　業	主要な生産会社	主要な販売会社
機械加工品	ベアリング	当社 NEW HAMPSHIRE BALL BEARINGS, INC. NMB-MINEBEA UK LTD. NMB SINGAPORE LTD. PELMEC INDUSTRIES (PTE.) LTD. NMB THAI LTD. PELMEC THAI LTD. NMB HI-TECH BEARINGS LTD. 上海美蓓亚精密机电有限公司	当社 NMB TECHNOLOGIES CORPORATION NEW HAMPSHIRE BALL BEARINGS, INC. NMB (U.K.) LTD. NMB-MINEBEA-GmbH NMB ITALIA S.r.l. NMB MINEBEA S.a.r.l. MINEBEA TECHNOLOGIES PTE. LTD. NMB KOREA CO., LTD.
	機械部品	当社 NMB SINGAPORE LTD. MINEBEA THAI LTD.	
	特殊機器	当社 IMC MAGNETICS CORP.	
電子機器	電子機器	当社 ミネベア音響(株) ミネベアエレクトロニクス(株) MINEBEA THAI LTD. MINEBEA ELECTRONICS (THAILAND) CO., LTD. POWER ELECTRONICS OF MINEBEA CO., LTD. 上海美蓓亚精密机电有限公司	

(注)NMB-MINEBEA UK LTD.は平成１５年３月３１日にROSE　BEARINGS　LTD.より商号変更をしております。

事業の系統図は、主に次のとおりであります。



製品の流れ
原材料・部品の流れ
得 意 先
ベアリング
連結子会社
NEW HAMPSHIRE BALL BEARINGS, INC.
NMB-MINEBEA UK LTD.
海外販売会社
連結子会社
NMB TECHNOLOGIES CORPORATION
NMB(U.K.)LTD.
NMB-MINEBEA-GmbH.
NMB ITALIA S.r.l.
NMB MINEBEA S.a.r.l.
NMB KOREA CO.,LTD.
MINEBEA TECHNOLOGIES PTE.LTD.
特殊機器
連結子会社
IMC MAGNETICS CORP.
(海外支店)
ミネベア(株) (当社)
電子機器
機械加工品(ベアリング・機械部品・特殊機器)
電子機器
連結子会社
ミネベア音響(株)
ミネベアエレクトロニクス(株)
MINEBEA THAI LTD.
MINEBEA ELECTRONICS (THAILAND) CO.,LTD.
POWER ELECTRONICS OF MINEBEA CO.,LTD.
上海美蓓亚精密机电有限公司
ベアリング
連結子会社
NMB SINGAPORE LTD.
PELMEC INDUSTRIES (PTE.)LTD.
NMB THAI LTD.
PELMEC THAI LTD.
NMB HI-TECH BEARINGS LTD.
上海美蓓亚精密机电有限公司
機械部品
連結子会社
NMB SINGAPORE LTD.
MINEBEA THAI LTD.

その他	
持株会社	海外子会社に対する投融資業
連結子会社 NMB(USA) INC.	連結子会社 MINEBEA EUROPE FINANCE B.V.

2．経　営　方　針

(1) 会社の経営の基本方針

当社は次の「五つの心得」を経営の基本方針としております。

(一)従業員が誇りを持てる会社でなければならない
(二)お客様の信頼を得なければならない
(三)株主の皆様のご期待に応えなければならない
(四)地域社会に歓迎されなければならない
(五)国際社会の発展に貢献しなければならない

この基本経営方針の下に、当社は「高付加価値製品の開発」「製品の品質の高度化」に積極的に取り組み、当社の実力を発揮出来る分野に経営資源を集中すると共に、「財務体質の強化」を中心とした企業運営の強化と社内外に対して解りやすい「透明度の高い経営」の実践を心がけております。

また、「環境保全活動」については、当社が世界各地で事業を展開する上で最重要テーマの一つとして従来から徹底した取り組みを続けております。

(2) 会社の利益配分に関する基本方針

当社の配当政策の基本的な考え方は株主への利益還元、事業展開並びに企業体質の強化等を総合的に勘案しながら、安定した配当を継続することが重要であると考えております。

従って、内部留保資金は企業体質の強化と今後の新たな成長に繋げるための事業資金に充当する所存であります。

(3) 中長期的な会社の経営戦略及び対処すべき課題

1. 当社は先に述べた会社経営の基本方針に基づき「徹底した一貫生産体制」「大規模な量産工場」「整備された研究開発体制」を世界各地で展開し、世界最強の総合精密部品メーカーを目指して収益性を高め、企業価値を引き上げることを目標としております。

これらを実現するための課題を要約すると、次の様になります。

① ベアリング及びベアリング関連製品事業の一層の強化拡充をはかる。
② スピンドルモーター(流体軸受搭載を含む)及びファンモーター等の精密小型モーターを中心とする回転機器を、更に拡充しベアリング関連製品と並ぶ柱に育てる。
③ 全ての製品について、高付加価値製品の比率を引き上げると同時に、製品の幅を広げ、より広範囲な市場に対応出来る様にする。

2. 平成15年4月1日付けで、第1製造本部と第2製造本部を統合して「製造本部」を創設すると共に、R&D本部を発展的に解消して「技術本部」を創設いたしました。

目的は次のとおりであります。

① 両製造本部を統合し一元化する事により、技術・ノウハウ・人材・資金等々の資源のより有効な活用をはかる。
② 両製造本部の統合と一元化によりﾐﾈﾍﾞｱグループの競争力の要である「部品製造力」の一段の強化をはかる。
③ 技術本部の新設により多様化した市場にニーズに合致した新製品を、タイミングよく短時間で開発して市場投入を果たす。
④ 技術本部の新設によりR&Dプロジェクトを統括する機能を強化し、先端技術の開発と合わせて既存技術の更なる有効活用をはかる。

(4) コーポレート･ガバナンスに関する基本的な考え方及びその施策の実施状況

企業は株主価値を最大化するように経営されるべきと考えております。株主の利益を代表する取締役が十分機能するように、平成15年4月25日開催の取締役会において新役員体制及び執行役員制度の導入が決定されました。

経営における最高意思決定機関としての機能を強化するために、取締役会を従来の25名から10名体制にスリム化し、より迅速で戦略性の高い経営判断を行ってまいります。また10名の内2名を社外取締役とすることにより、社外取締役の相対的な機能強化をはかります。

なお、経営･監督機能と業務執行機能の役割を明確にし、業務遂行のスピードアップをはかっていくために執行役員制度を導入いたします。執行役員は取締役と異なり、取締役会が選任及び解任を行うことができますので、この制度を弾力的に運用することにより組織･人事の活性化を強化してまいります。

本件は平成15年6月の定時株主総会及び株主総会終了後の取締役会を経て正式に決定されます。

(5) ＥＶＡ®(注)経営システムの導入

当社は平成14年9月9日付けで経営会議直属の組織として、ＥＶＡを経営指標とするＥＶＡ経営システム導入プロジェクト･ワーキング･グループを設置して導入準備を進め、平成15年4月から段階的にＥＶＡ経営システムの導入を開始いたしました。同時に、ＥＶＡ経営システムの実効性を高めるために執行役員制度の導入と併せて、執行役員及び幹部従業員を対象とするＥＶＡ連動の賞与制度を設けました。

ＥＶＡ経営システム導入の目的は次のとおりであります。

① 借入金のコストばかりでなく、株主資本に対するコストをも含めた資本コストを用い、「製造・営業部門の機能別組織のＥＶＡ」及び「製品別のＥＶＡ」を月次ベースで測定して更なる資本効率の向上をはかる。

② 当社は、経営の方針として「従業員」「お客様」「株主」「地域社会」「国際社会」への貢献を謳った「五つの心得」を提唱しておりますが、これら当社を取り巻く全ての利害関係者に対するリターンを配慮した「ＥＶＡ経営ｼｽﾃﾑ」を導入して、「事業の選択と集中」や「経営資源の効率的な配分」などの戦略的意思決定をＥＶＡの創造という観点から積極的に行い、企業価値の増大をはかる。

(注) ＥＶＡ®とは、Economic Value Added(経済付加価値)の略であり、スターン スチュワート社の登録商標です。

(6) 目標とする経営指標

平成16年3月期～平成17年3月期の連結ベースでの目標数値は、次のとおりであります。

（単位：億円）

	平成16年3月期	平成17年3月期
売上高	2,800 (103%)	3,000 (107%)
営業利益	210 (109%)	280 (133%)
経常利益	170 (127%)	250 (147%)
当期純利益	85 (－ %)	150 (176%)
設備投資額	275 (168%)	202 (73%)

( ) は対前期比増減率

当社は中期事業計画を策定しておりますが、大きく変動する経済環境に対応して毎年計画数値の見直しを行っております。

3．経　営　成　績　及　び　財　政　状　態

(1)経営成績

①当期の概況

当連結会計年度のわが国経済は、期初はIT関連業界の在庫調整の一巡に伴う輸出の回復が見られましたが、全般的には低調に推移いたしました。また、設備投資の減少、個人消費も低迷する等、国内需要の回復も見られませんでした。米国経済は、期初にはIT関連業界の在庫調整の一巡や個人消費の下支えもあって回復基調をたどりましたが、ハイテク企業の業績不振や企業会計に対する不信感による株価の急落に加えイラク情勢に対する懸念等、徐々に厳しさを増してまいりました。一方、欧州の経済はIT関連の在庫調整の一巡もあり一時輸出は持ち直したものの個人消費が伸び悩み低調でありました。アジアの経済は輸出の拡大と、個人消費等の内需の回復もあり比較的堅調に推移いたしました。

当社製品の主力市場であります情報通信機器関連市場は、期初は在庫調整の一巡に伴い需要が一時回復いたしましたが、6月以降は再び元に戻り、需要低迷が続きました。

当社はかかる経営環境下で、販売、生産活動の一層の効率改善、品質の向上及び高付加価値製品の開発に努めましたが、売上高は272,202百万円と前連結会計年度と比べ7,141百万円（△2.6％）の減少となりました。

営業利益は19,352百万円、経常利益は13,420百万円と価格競争の激化もあり、それぞれ前期と比べ2,620百万円（△11.9％）、2,575百万円（△16.1％）減少いたしました。株式市場の大幅な下落に伴い、金融関連株等の保有株式の減損処理による特別損失4,945百万円、スイッチング電源等の事業撤退に伴う事業整理損失見込額3,144百万円、米国における環境対策費用引当金1,206百万円等を特別損失に計上したことにより当期純損失は2,434百万円と前連結会計年度と比べ、7,732百万円の減少となりました。

(a) 事業の種類別セグメント業績は次のとおりであります。

機械加工品事業

機械加工品は当社の主力製品であるボールベアリングの他に、主として航空機に使用されるロッドエンドベアリング、ハードディスク駆動装置（HDD）に使用されるピボットアッセンブリー等のメカニカルパーツ、自動車及び航空機用のネジ、及び防衛関連製品が含まれております。主力製品であるボールベアリングは、家電業界向けと自動車業界向けは好調に推移し、情報通信機器関連業界向けも低迷する需要の中で積極的な拡販により比較的堅調でありました。

また、ロッドエンドベアリングは一昨年の同時多発テロ以降、主力市場である航空機業界よりの需要低迷状態が続きました。ピボットアッセンブリーは低調な市場環境の中で販売数量は増加しましたが価格競争は一層激化しました。この結果、売上高は118,117百万円、営業利益は18,519百万円と前連結会計年度と比べ、それぞれ3,908百万円（△3.2％）、3,616百万円（△16.3％）の減少となりました。

電子機器事業

電子機器事業はＨＤＤ用スピンドルモーター、ファンモーター、ステッピングモーター等の各種精密小型モーター、キーボード、スピーカー、光磁気ディスクドライブ、及び計測機器が主な製品であります。

主要客先である情報通信機器関連業界からの需要は伸び悩み、価格競争は一層厳しさを増してまいりました。このような中で、ステッピングモーターの販売は伸び悩みましたが、ファンモーターは売上を伸ばし、キーボードも堅調に推移いたしました。ＨＤＤ用スピンドルモーターについては、生産数量、販売数量共に順調に増加いたしましたが、売上高は価格の低下の影響で、ほぼ前年並みとなりました。また、フロッピーディスク駆動装置（FDD）の生産・販売を１１月末をもって終了いたしました。これらの結果、売上高は154,084百万円と前連結会計年度と比べ、2,219百万円（△1.4％）の減少となりましたが、営業利益は832百万円と、994百万円の増加となりました。

なお、スイッチング電源、インダクター、トランスフォーマー等の事業については長年にわたり業績の改善に努めてまいりましたが、現在の状況からみて近い将来、事業の拡大及び業績の改善をはかることは困難との判断から、事業継続を断念し速やかに撤退することを決定いたしました。

(b) 所在地別セグメントの業績は、次のとおりであります。

日本地域

日本地域は、情報通信機器関連の需要低迷が続いている上に、多くの顧客が強まるデフレ圧力に対応して生産品目を海外の子会社に移転するなどの影響が加わり、売上高は72,754百万円と前連結会計年度と比べ10,950百万円（△13.1％）減少いたしました。しかし、営業利益は海外子会社よりの製品輸入仕入価格が低下したこともあり、3,133百万円と前連結会計年度と比べ2,366百万円（308.5％）の増加となりました。

アジア地域

アジア地域は、日本、欧米のパソコンや家電メーカーの生産拠点としてますます重要性を増してまいりました。日本や欧米での情報通信機器関連需要の回復遅れの影響も受けましたが、日本の顧客による生産品目の当地域移転が進んでおり販売は堅調に推移いたしました。一方、当地域の生産拡大に合わせて価格競争も激化しております。この結果、売上高は107,789百万円と前連結会計年度と比べ、11,906百万円（12.4％）増加いたしましたが、営業利益は12,418百万円と4,968百万円（△28.6％）の減少となりました。

北米・南米地域

北米・南米地域はキーボード、スピーカー、及びファンモーター等の電子機器製品の販売は堅調に推移いたしました。一方、航空機業界を主力市場とするロッドエンドベアリングは、一昨年の同時多発テロ以降の需要減少が継続いたしました。その結果、売上高は58,997百万円、営業利益は1,858百万円と前連結会計年度と比べそれぞれ4,572百万円（△7.2％）、110百万円（△5.6％）の減少となりました。

欧州地域

欧州地域は経済の減速傾向が強まる中で、ボールベアリング、及びロッドエンドベアリングなどが堅調に推移いたしましたが、キーボード等電子機器製品は伸び悩みました。この結果、売上高は32,660百万円、営業利益は1,942百

万円と前連結会計年度と比べ、それぞれ3,526百万円（△9.7%）の減少、92百万円（5.0%）の増加となりました。

② 来期の見通し

来期の連結会計年度におけるわが国経済は、設備投資減少傾向はほぼ止まっているものの、引き続き雇用･所得環境の悪化や個人消費の低迷が見込まれ、しばらく停滞が続くものと予想されますが、海外景気の回復が見込まれる年度後半には、輸出の拡大により緩やかに回復に向かうと思われます。

一方、米国経済は回復ペースが鈍化している他、イラク戦争の戦後処理の経済面への影響も不透明な状況にありますが、年度後半には減税による個人消費の回復や設備投資の回復が見込まれ、成長軌道に戻るものと思われます。また欧州経済も減速傾向にあるものの、年度半ば以降は輸出の回復により緩やかな回復が見込まれます。堅調に推移しているアジア経済も年度前半には海外景気の低迷により一時的に減速するものの年度後半には回復するものと予想しておりましたが、最近になって新型肺炎（ＳＡＲＳ）による経済活動に対する悪影響等不安定要因が出てきており、先行きについては不透明な状況となっております。

(a) 事業種類別セグメントの通期見通しは、次のとおりであります。

機械加工品事業

主力製品であるボールベアリングについては、底を打った感のある情報通信機器関連市場を中心に拡販政策を続行してまいります。一方、ロッドエンドベアリングの主要顧客である航空機業界は、一昨年の同時多発テロ以降需要低迷が続いておりますが、イラク戦争に伴い状況は更に悪化するものと予想されます。ボールベアリングを始め関連主要製品の積極的な拡販と更なるコスト削減、品質の向上、販売等の一層の効率改善に努め、業績の向上をはかります。

電子機器事業

電子機器事業の主要顧客であります情報通信機器関連業界の在庫調整は一巡し、需要は回復してくると思われますが、競争はますます激化するものと予想されます。好調なファンモーター、キーボード及びＨＤＤ用スピンドルモーターの一層の拡販をはかると共に、主要製品のコスト削減、高付加価値製品や低価格対応製品の開発と市場投入を進め業績の改善に努めます。

(b) 所在地別セグメントの通期見通しは、次のとおりであります。

日本地域

顧客企業の多くが需要低迷と価格競争の激化を背景に、国内からアジア地域への生産移転を一層進めることが予想され、販売面では厳しい状況が続くものと思われますが、製造から販売に至るまでの経営管理体制の効率化を進めると共に、各地域の営業、製造、技術のより緊密な協力体制を整備し、業績の向上をはかります。

アジア地域

当地域は、当社製品の最大規模の市場でありますが、その中心に当社の主力生産拠点を有すると言う利点を最大限に生かして主要顧客の欧米や日本からの生産移管に迅速に対応し業績の向上をはかります。

北米･南米地域

主要顧客の一つである航空機業界からの需要は、米国における同時多発テロによる航空旅客の減少にイラク戦争の影響が加わり一段と悪化しており、今後も暫くは低迷した状況が続くと予想されますが、コスト削減とベアリングを始めとした主要製品の拡販に努め業績の向上をはかります。

欧州地域

欧州地域に設置した開発部門の拡充及び、市場ニーズの迅速な取り込みを進め、ベアリングを始めとした主要製品の拡販をはかります。

(2) 財政状態

当期の状況

当社グループは、「財務体質の強化」を主要な経営方針とし、総資産の圧縮、設備投資の抑制及び負債の削減などを進めてまいりました。当期における現金及び現金同等物の残高は14,177百万円と前期末と比べ224百万円（1.6%）の増加となりました。

当期の各活動におけるキャッシュ・フローの状況とそれらの要因は、次のとおりであります。

業績の向上を強力に進めましたが、営業活動によるキャッシュ・フローは32,279百万円の収入と前連結会計年度に比べ1,738百万円（△5.1%）の減少となりました。

設備投資の支払いが16,382百万円と前期と比べ大きく減少したため、投資活動によるキャッシュ・フローは16,233百万円の支出と前連結会計年度に比べ8,112百万円（△33.3%）の支出の減少となりました。

また、短期借入金及び長期借入金の合計1,840百万円の返済、転換社債の償還13,823百万円等により、財務活動によるキャッシュ・フローは15,471百万円の支出となり前連結会計年度に比べ7,153百万円(86.0%)の支出増加となりました。

4.連結財務諸表等

(1) 連結貸借対照表

(単位：百万円)

科目 ＼ 期別	当期末 (15・3・31) 金額	構成比	前期末 (14・3・31) 金額	構成比	比較増減 金額	率
(資産の部)		%		%		%
流動資産	127,447	39.8	131,548	37.6	△ 4,100	△ 3.1
現金及び預金	14,177		13,952		224	
受取手形及び売掛金	54,085		51,281		2,803	
たな卸資産	43,204		49,887		△ 6,683	
繰延税金資産	8,593		6,521		2,072	
その他	7,856		10,406		△ 2,549	
貸倒引当金	△ 469		△ 501		32	
固定資産	192,608	60.2	218,471	62.4	△ 25,862	△11.8
有形固定資産	162,960		183,437		△ 20,477	
建物及び構築物	97,395		102,510		△ 5,115	
機械装置及び運搬具	191,394		207,760		△ 16,365	
工具器具及び備品	47,497		49,725		△ 2,228	
土地	16,710		17,410		△ 699	
建設仮勘定	438		1,351		△ 913	
減価償却累計額	△190,476		△195,321		4,845	
無形固定資産	13,749		15,504		△ 1,754	
連結調整勘定	12,837		14,594		△ 1,757	
その他	912		909		2	
投資その他の資産	15,898		19,528		△ 3,630	
投資有価証券	3,982		5,730		△ 1,748	
長期貸付金	188		268		△ 80	
繰延税金資産	9,494		11,143		△ 1,648	
その他	2,715		2,609		106	
貸倒引当金	△ 483		△ 223		△ 260	
繰延資産	13	0.0	17	0.0	△ 4	△24.1
資産合計	320,069	100.0	350,037	100.0	△ 29,967	△ 8.6

	当期末	前期末
(注) 自己株式の数	66,853株	8,574 株

(単位：百万円)

期別 / 科目	当期末 (15・3・31)		前期末 (14・3・31)		比較増減	
	金額	構成比	金額	構成比	金額	率
(負債の部)		%		%		%
流動負債	134,459	42.0	156,908	44.8	△ 22,448	△ 14.3
支払手形及び買掛金	24,025		26,115		△ 2,089	
短期借入金	67,475		61,618		5,856	
コマーシャルペーパー	3,000		−		3,000	
長期借入金(1年以内返済)	787		28,019		△ 27,231	
社債(1年以内償還)	10,000		−		10,000	
転換社債(1年以内償還)	−		13,823		△ 13,823	
未払法人税等	2,662		4,162		△ 1,499	
賞与引当金	3,358		3,524		△ 166	
電源事業等整理損引当金	3,144		−		3,144	
環境整備費引当金	1,206		−		1,206	
その他	18,799		19,645		△ 846	
固定負債	87,128	27.2	80,301	23.0	6,826	8.5
社債	28,000		35,000		△ 7,000	
転換社債	27,080		27,080		−	
新株引受権付社債	4,000		4,000		−	
長期借入金	26,782		13,132		13,649	
退職給付引当金	229		208		21	
その他	1,036		880		156	
負債合計	221,587	69.2	237,209	67.8	△ 15,621	△ 6.5
(少数株主持分)						
少数株主持分	269	0.1	95	0.0	173	181.2
(資本の部)						
資本金	68,258	21.3	68,258	19.5	−	−
資本剰余金	94,756	29.6	94,756	27.1	−	−
利益剰余金	△ 454	△ 0.1	4,774	1.3	△ 5,228	−
その他有価証券評価差額金	△ 37	△ 0.0	△ 1,718	△ 0.5	1,680	△ 97.8
為替換算調整勘定	△ 64,274	△ 20.1	△ 53,333	△15.2	△ 10,940	20.5
自己株式	△ 37	△ 0.0	△ 6	△ 0.0	△ 31	506.8
資本合計	98,212	30.7	112,731	32.2	△ 14,519	△ 12.8
負債、少数株主持分及び資本合計	320,069	100.0	350,037	100.0	△ 29,967	△ 8.6

(注) 資本の部の表示においては、連結財務諸表規則の改正に伴い、前期迄との比較可能性の観点より組替表示を行なっております。

(2) 連結損益計算書

（単位：百万円）

科目 ＼ 期別	当期 (自 14・4・1 至 15・3・31)		前期 (自 13・4・1 至 14・3・31)		比較増減	
	金額	百分比	金額	百分比	金額	率
		%		%		%
売上高	272,202	100.0	279,344	100.0	△ 7,141	△ 2.6
売上原価	203,500	74.8	206,060	73.8	△ 2,560	△ 1.2
売上総利益	68,702	25.2	73,283	26.2	△ 4,581	△ 6.3
販売費及び一般管理費	49,350	18.1	51,311	18.3	△ 1,961	△ 3.8
営業利益	19,352	7.1	21,972	7.9	△ 2,620	△ 11.9
営業外収益	1,226	0.4	1,801	0.6	△ 575	△ 31.9
受取利息	243		586		△ 342	
受取配当金	48		43		4	
持分法による投資利益	10		−		10	
その他	923		1,171		△ 247	
営業外費用	7,158	2.6	7,778	2.8	△ 620	△ 8.0
支払利息	4,765		5,673		△ 908	
為替差損	506		827		△ 321	
持分法による投資損失	−		21		△ 21	
その他	1,886		1,256		630	
経常利益	13,420	4.9	15,995	5.7	△ 2,575	△ 16.1
特別利益	37	0.0	1,727	0.6	△ 1,689	△ 97.8
債務免除益	−		714		△ 714	
固定資産売却益	34		247		△ 212	
投資有価証券売却益	3		−		3	
貸倒引当金戻入額	−		269		△ 269	
車輪事業整理損引当金戻入額	−		496		△ 496	
特別損失	12,961	4.7	4,773	1.7	8,188	171.5
たな卸資産廃棄損	−		1,125		△ 1,125	
固定資産売却損	110		225		△ 114	
固定資産除却損	602		386		215	
投資有価証券売却損	−		6		△ 6	
投資有価証券評価損	4,945		1,466		3,479	
関係会社事業整理損	1,843		937		906	
電源事業等整理損	3,144		−		3,144	
製品補償損失	482		−		482	
環境整備費	1,206		−		1,206	
退職給付費用	626		626		−	
税金等調整前当期純利益	495	0.2	12,948	4.6	△12,452	△ 96.2
法人税、住民税及び事業税	4,276		4,918		△ 642	
法人税等調整額	△ 1,369		2,711		△ 4,080	
法人税等合計	2,906	1.0	7,629	2.7	△ 4,723	△ 61.9
少数株主利益	23	0.0	20	0.0	3	15.9
当期純利益又は当期純損失(△)	△ 2,434	△ 0.8	5,298	1.9	△ 7,732	−

(注) 従来、連結損益及び剰余金結合計算書を用いておりましたが、連結財務諸表規則の改正に伴い、前期迄との比較可能性の観点より組替表示を行なっております。

(3) 連結剰余金計算書

（単位：百万円）

科目　＼　期別	当期 〔自14. 4. 1 至15. 3. 31〕	前期 〔自13. 4. 1 至14. 3. 31〕	比較増減
	金額	金額	金額
（資本剰余金の部）			
資本剰余金期首残高	94,756	94,756	－
資本剰余金増加高	－	－	－
資本剰余金減少高	－	－	－
資本剰余金期末残高	94,756	94,756	－
（利益剰余金の部）			
利益剰余金期首残高	4,774	2,533	2,241
利益剰余金期首残高	4,774	3,303	1,470
海外子会社過年度税効果調整額	－	△　770	770
利益剰余金増加高	△　2,434	5,342	△　7,776
当期純利益又は当期純損失(△)	△　2,434	5,298	△　7,732
連結子会社の減少による利益剰余金増加高	－	43	△　43
利益剰余金減少高	2,793	3,100	△　307
連結子会社の減少による利益剰余金減少高	－	240	△　240
配当金	2,793	2,794	△　0
役員賞与	－	66	△　66
利益剰余金期末残高	△　454	4,774	△　5,228

(注) 従来、連結損益及び剰余金結合計算書を用いておりましたが、連結財務諸表規則の改正に伴い、前期迄との比較可能性の観点より組替表示を行なっております。

(4) 連結キャッシュ・フロー計算書

(単位：百万円)

科目	当期 自14．4．1 至15．3．31 金額	前期 自13．4．1 至14．3．31 金額	比較増減 金額
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益	495	12,948	△ 12,452
減価償却費	22,826	24,385	△ 1,558
連結調整勘定償却額	1,189	1,192	△ 2
持分法による投資損益（利益：△）	△ 10	21	△ 31
受取利息及び受取配当金	△ 292	△ 630	338
支払利息	4,765	5,673	△ 908
債務免除益	—	△ 714	714
有形固定資産売却損益（売却益：△）	76	△ 21	97
有形固定資産除却損	602	386	215
関係会社事業整理損	1,843	937	906
製品補償損失	482	—	482
投資有価証券売却損益（売却益：△）	△ 3	6	△ 9
投資有価証券評価損	4,945	1,466	3,479
売上債権の増減額（増加：△）	△ 4,070	5,691	△ 9,762
たな卸資産の減少額	3,972	5,711	△ 1,739
仕入債務の減少額	△ 1,585	△ 4,660	3,075
貸倒引当金の増減額（減少：△）	280	△ 383	664
賞与引当金の増減額（減少：△）	△ 58	5	△ 63
電源事業等整理損引当金の増加額	3,144	—	3,144
環境整備費引当金の増加額	1,206	—	1,206
車輪事業整理損引当金の減少額	—	△ 2,762	2,762
退職給付引当金の増減額（減少：△）	22	△ 32	54
役員賞与の支払額	△ 66	△ 122	55
その他	1,787	△ 6,094	7,881
小計	41,553	43,004	△ 1,450
利息及び配当金の受取額	266	598	△ 331
利息の支払額	△ 5,086	△ 4,596	△ 490
法人税等の支払額	△ 4,453	△ 4,988	534
営業活動によるキャッシュ・フロー	32,279	34,017	△ 1,738
Ⅱ 投資活動によるキャッシュ・フロー			
有形固定資産の取得による支出	△ 16,382	△ 26,245	9,863
有形固定資産の売却による収入	662	1,409	△ 746
投資有価証券の取得による支出	△ 379	△ 1	△ 377
投資有価証券の売却による収入	7	285	△ 278
連結の範囲の変更を伴う子会社株式の取得による支出	—	△ 53	53
連結の範囲の変更を伴う子会社株式の売却による収入	—	0	△ 0
貸付による支出	△ 154	△ 540	386
貸付金の回収による収入	232	521	△ 288
その他	△ 221	278	△ 499
投資活動によるキャッシュ・フロー	△ 16,233	△ 24,346	8,112
Ⅲ 財務活動によるキャッシュ・フロー			
短期借入金の増減額（減少：△）	7,954	△ 3,354	11,308
コマーシャルペーパーの増加額	3,000	—	3,000
長期借入れによる収入	17,000	513	16,486
長期借入金の返済による支出	△ 29,794	△ 2,485	△ 27,309
社債の発行による収入	3,000	—	3,000
転換社債の償還による支出	△ 13,823	—	△ 13,823
自己株式の取得による支出	△ 31	△ 1	△ 29
配当金の支払額	△ 2,794	△ 2,794	0
少数株主への配当金の支払額	—	△ 31	31
少数株主からの払込による収入	163	－	163
その他	△ 145	△ 163	18
財務活動によるキャッシュ・フロー	△ 15,471	△ 8,317	△ 7,153
Ⅳ 現金及び現金同等物に係る換算差額	△ 349	669	△ 1,018
Ⅴ 現金及び現金同等物の増加額	224	2,022	△ 1,797
Ⅵ 現金及び現金同等物の期首残高	13,952	11,930	2,022
Ⅶ 現金及び現金同等物の期末残高	14,177	13,952	224

(5) 連結財務諸表作成のための基本となる事項

① 連結範囲及び持分法の適用に関する事項

連結子会社数　５２社　［主要会社名　NMB SINGAPORE LTD., NMB (USA) INC., NMB THAI LTD. MINEBEA ELECTRONICS (THAILAND) CO.,LTD.］

関連会社数　２社　［うち持分法適用会社数及び主要会社名　２社　(株)湘南精機，関東精工（株）］

② 連結範囲及び持分法の適用の異動状況

(イ)連結子会社	新規	会社設立による	（６社）	MINEBEA AVIATION CO.,LTD. SHENG DING PTE.LTD. ミネベア貿易（上海）有限公司 上海順鼎科技有限公司 ミネベア貿易（香港）有限公司 ミネベア貿易（深圳）有限公司
	除外	会社清算による 会社合併による	（1社） （1社）	MINEBEA INVESTMENT (PTE.) LTD. (株)ｴﾇｴﾑﾋﾞｰ･ﾀｲﾒｲ
(ロ)持分法適用会社	新規	ありません。		
	除外	ありません。		

③ 連結子会社の事業年度等に関する事項

連結子会社のうち、決算日が連結決算日と異なる会社については、当連結財務諸表の作成にあたり、連結決算日現在で実施した仮決算に基づく財務諸表を使用しております。

④ 会計処理基準に関する事項

(a) 重要な資産の評価基準及び評価方法

1.たな卸資産

当社及び国内連結子会社については、主として移動平均法による原価法を採用しております。

在外連結子会社については、主として先入先出法又は移動平均法による低価法を採用しております。

2.その他有価証券

・時価のあるもの

期末日の市場価格等に基づく時価法を採用しております。また、評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定しております。

・時価のないもの

移動平均法による原価法を採用しております。

(b) 重要な減価償却資産の減価償却の方法

1.有形固定資産

当社及び国内連結子会社については、定率法を採用しております。なお、耐用年数及び残存価額については、法人税法に規定する方法と同一の基準によっております。また、少額の減価償却資産（取得価額が１０万円以上２０万円未満の減価償却資産）については、事業年度毎に一括して３年間で均等償却しております。

在外連結子会社については、主として定額法を採用しております。

2.無形固定資産

当社及び国内連結子会社については、定額法を採用しております。なお、耐用年数については、法人税法に規定する方法と同一の基準によっております。ただし、ソフトウエア(自社利用分)については、社内における見込利用可能期間(５年)に基づく定額法を採用しております。

在外連結子会社については、主として定額法を採用しております。

(c) 重要な引当金の計上基準

1. 退職給付引当金

当社及び国内連結子会社については、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。

なお、会計基準変更時差異（３，１３４百万円）については、５年による按分額を「退職給付費用」として特別損失に計上しております。

数理計算上の差異については、一定の年数（５年～１５年）による定額法により、発生した連結会計年度の翌期から費用処理することとしております。

在外連結子会社については、従業員の退職金の支給に備えるため、期末要支給額を計上しております。

2. 貸倒引当金

当社及び国内連結子会社では、債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

在外連結子会社については、債権の貸倒による損失に備えるため、個々の債権の回収可能性を勘案して回収不能見込額を計上しております。

3. 賞与引当金

当社及び国内連結子会社については、従業員に対して支給する賞与の支出に充てるため、支給見込額基準に基づき計上しております。

在外連結子会社については、発生基準に基づき計上しております。

4. 電源事業等整理損引当金

電源事業等からの撤退に伴い翌連結会計年度に発生すると見込まれる損失について、当連結会計年度において合理的な見積金額を計上しております。

5. 環境整備費引当金

米国における環境対策費用として翌連結会計年度に発生すると見込まれる損失について、当連結会計年度において合理的な見積金額を計上しております。

(d) 連結財務諸表の作成の基礎となった連結会社の財務諸表の作成に当たって採用した重要な外貨建資産及び負債の本邦通貨への換算基準

当社及び国内連結子会社については、連結決算時の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

在外連結子会社については、資産及び負債は、連結決算時の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。

(e) 重要なリース取引の処理方法

当社及び国内連結子会社はリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっており、在外連結子会社については主として当社と同じ方法によります。

(f) 重要なヘッジ会計の方法

為替予約等が付されている外貨建金銭債権債務については、振当処理を行っております。

なお、為替予約取引は当社の資金部の指導のもとに輸出入取引等に係る為替相場変動によるリスクをヘッジする目的で行っております。

また、為替予約の締結時に、リスク管理方針に従って、外貨建による同一金額で同一期日の為替予約をそれぞれ振当てているため、その後の為替相場の変動による相関関係は完全に確保されており、その判定をもって有効性の判定に代えております。

(g) 消費税等の会計処理

税抜方式によっております。

⑤連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価方法は、部分時価評価法によっております。

⑥連結調整勘定の償却に関する事項

連結調整勘定は、連結会社の所在地国の会計慣行に従って５年から４０年の間で均等償却しております。

⑦利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会社の利益処分について、連結財務諸表規則第８条ただし書の方式（繰上方式）によっております。

⑧連結キャッシュ・フロー計算書における資金の範囲

手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。

(6) 注記事項

① セグメント情報

(a) 事業の種類別セグメント情報

当 期（自 平成14年4月1日 至 平成15年3月31日） （単位：百万円）

	当期				
	機械加工品	電子機器	計	消去又は全社	連結
Ⅰ売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	118,117	154,084	272,202	－	272,202
(2) セグメント間の内部売上高又は振替高	7,637	－	7,637	△ 7,637	－
計	125,755	154,084	279,840	△ 7,637	272,202
営業費用	107,235	153,252	260,488	△ 7,637	252,850
営業利益	18,519	832	19,352	－	19,352
Ⅱ資産、減価償却費及び資本的支出 資産	191,793	204,489	396,283	△76,213	320,069
減価償却費	10,377	12,448	22,826	－	22,826
資本的支出	4,750	11,853	16,603	－	16,603

(注) 1．事業の区分は、内部管理上採用している区分によっております。

2．各区分の主な製品

① 機械加工品……ベアリング、ピボット・アッセンブリー、テープガイド、ファスナー、航空機用機械加工部品、防衛関連機器等

② 電子機器………各種精密小型モーター等、キーボード、スピーカー、トランスフォーマー、ＦＤＤサブアッセンブリー、スイッチング電源、インダクター、ハイブリッドＩＣ、ひずみゲージ、ロードセル等

③ 「流通販売ほか」の事業については、前々期に家具輸入販売子会社の株式会社アクタスを売却し、同事業は前期をもって終了いたしました。

前 期（自 平成13年4月1日 至 平成14年3月31日） （単位：百万円）

	前期					
	機械加工品	電子機器	流通販売ほか	計	消去又は全社	連結
Ⅰ売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	122,025	156,303	1,016	279,344	－	279,344
(2) セグメント間の内部売上高又は振替高	8,336	－	－	8,336	△ 8,336	－
計	130,361	156,303	1,016	287,679	△ 8,336	279,344
営業費用	108,225	156,466	1,016	265,707	△ 8,336	257,371
営業利益	22,135	△ 162	△ 0	21,972	－	21,972
Ⅱ資産、減価償却費及び資本的支出 資産	205,919	231,806	745	438,472	△ 88,434	350,037
減価償却費	9,489	14,891	5	24,385	－	24,385
資本的支出	7,963	18,485	5	26,453	－	26,453

(注) 1．事業の区分は、内部管理上採用している区分によっております。

2．各区分の主な製品

① 機械加工品……ベアリング、ピボット・アッセンブリー、テープガイド、ファスナー、航空機用機械加工部品、車輪、防衛関連機器等

② 電子機器………各種精密小型モーター等、キーボード、スピーカー、トランスフォーマー、ＦＤＤサブアッセンブリー、スイッチング電源、インダクター、ハイブリッドＩＣ、ひずみゲージ、ロードセル等

③ 流通販売ほか…家具及びインテリア用品等

(b) 所在地別セグメント情報

当 期（自 平成１４年４月１日 至 平成１５年３月３１日） （単位：百万円）

	当期						
	日本	アジア	北米・南米	欧州	計	消去又は全社	連結
Ⅰ売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	72,754	107,789	58,997	32,660	272,202	−	272,202
(2) セグメント間の内部売上高又は振替高	110,133	101,268	2,613	3,306	217,321	△217,321	−
計	182,888	209,057	61,610	35,966	489,523	△217,321	272,202
営業費用	179,755	196,639	59,752	34,024	470,171	△217,321	252,850
営業利益	3,133	12,418	1,858	1,942	19,352	−	19,352
Ⅱ資産	175,916	185,397	37,064	20,528	418,907	△98,837	320,069

(注) 1．国又は地域の区分の方法及び各区分に属する主な国又は地域

① 国又は地域の区分方法・・・・・地理的近接度によっております。

② 各区分に属する主な国又は地域

アジア：タイ、シンガポール、中国、台湾、韓国等

北米・南米：米国、メキシコ

欧州：イギリス、ドイツ、フランス、イタリア

前 期（自 平成１３年４月１日 至 平成１４年３月３１日） （単位：百万円）

	前期						
	日本	アジア	北米・南米	欧州	計	消去又は全社	連結
Ⅰ売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	83,704	95,883	63,569	36,186	279,344	−	279,344
(2) セグメント間の内部売上高又は振替高	92,865	107,444	3,508	4,548	208,366	△208,366	−
計	176,569	203,327	67,077	40,735	487,710	△208,366	279,344
営業費用	175,802	185,941	65,109	38,885	465,738	△208,366	257,371
営業利益	767	17,386	1,968	1,850	21,972	−	21,972
Ⅱ資産	195,304	201,541	38,088	25,194	460,129	△110,091	350,037

(注) 1．国又は地域の区分の方法及び各区分に属する主な国又は地域

① 国又は地域の区分方法・・・・・地理的近接度によっております。

② 各区分に属する主な国又は地域

アジア：タイ、シンガポール、中国、台湾、韓国等

北米・南米：米国、メキシコ

欧州：イギリス、ドイツ、フランス、イタリア

(c) 海外売上高

当　期（自　平成１４年４月１日　至　平成１５年３月３１日）　　　　（単位：百万円）

	当期			
	アジア	北米・南米	欧州	合計
Ⅰ 海外売上高	106,941	57,102	34,322	198,367
Ⅱ 連結売上高				272,202
Ⅲ 連結売上高に占める海外売上高の割合	39.3%	21.0%	12.6%	72.9%

(注) 1．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。
2．国又は地域の区分の方法及び各区分に属する主な国又は地域
① 国又は地域の区分方法・・・・・地理的近接度によっております。
② 各区分に属する主な国又は地域
アジア：タイ、シンガポール、中国、台湾、韓国等
北米・南米：米国、カナダ、メキシコ等
欧州：イギリス、ドイツ、フランス、イタリア、オランダ等

前　期（自　平成１３年４月１日　至　平成１４年３月３１日）　　　　（単位：百万円）

	前期			
	アジア	北米・南米	欧州	合計
Ⅰ 海外売上高	96,758	60,733	38,832	196,323
Ⅱ 連結売上高				279,344
Ⅲ 連結売上高に占める海外売上高の割合	34.6%	21.7%	13.9%	70.3%

(注) 1．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。
2．国又は地域の区分の方法及び各区分に属する主な国又は地域
① 国又は地域の区分方法・・・・・地理的近接度によっております。
② 各区分に属する主な国又は地域
アジア：タイ、シンガポール、中国、台湾、韓国等
北米・南米：米国、カナダ、メキシコ等
欧州：イギリス、ドイツ、フランス、イタリア、オランダ等

② リース取引関係

(a) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	当期			前期		
	取得価額相当額	減価償却累計額相当額	期末残高相当額	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円	百万円	百万円	百万円
機械装置及び運搬具	1,364	650	714	1,633	814	818
工具器具及び備品	3,332	1,691	1,640	3,707	2,006	1,700
合計	4,697	2,342	2,355	5,340	2,821	2,519

なお、取得価額相当額は、未経過リース料期末残高相当額が有形固定資産の期末残高等に占める割合が低いため、「支払利子込み法」により算定しております。

(b) 未経過リース料期末残高相当額

	当期	前期
1年以内	1,107百万円	1,106百万円
1年超	1,247百万円	1,412百万円
合計	2,355百万円	2,519百万円

なお、未経過リース料期末残高相当額は、未経過リース料期末残高相当額が有形固定資産の期末残高等に占める割合が低いため、「支払利子込み法」により算定しております。

(c) 支払リース料及び減価償却費相当額

	当期	前期
支払リース料	1,247百万円	1,453百万円
減価償却費相当額	1,247百万円	1,453百万円

(d) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

③ 関連当事者との取引

役員及び個人主要株主等

当期												
属性	会社等の名称	住所	資本金又は出資金	事業の内容又は職業	議決権等の所有(被所有)割合	関係内容		取引の内容		取引金額	科目	期末残高
						役員の兼任等	事業上の関係					
役員及びその近親者	松岡 敦	-	-	当社取締役(株)啓愛社代表取締役社長	(被所有)直接0％	-	-	「(株)啓愛社」を参照下さい。				
役員及びその近親者が議決権の過半数を所有している会社等	(株)啓愛社	東京都北区	百万円 1,905	鋼材及び製鋼原料の販売等	(被所有)直接5％	兼任 4人 出向 1人	当社が鋼材等を購入している	営業取引	鋼材等の購入	百万円 2,316	支払手形及び買掛金等※3	百万円 358
									建物の賃貸料	36	流動資産その他(未収入金)※3	1
									工具器具備品等の賃借料	542	—	—
								営業取引以外の取引	その他営業外収入	6	—	—

(注) 取引条件ないし取引条件の決定方針等

1. (株)啓愛社との取引は、いわゆる第三者のための取引であります。
2. 鋼材等の購入価格、建物の賃貸料等、並びに工具器具備品等の賃借料については、市場価格を勘案し、交渉の上決定しております。

※3. 取引金額は、消費税等抜きによっておりますが、期末残高には消費税等が含まれております。

役員及び個人主要株主等

前期												
属性	会社等の名称	住所	資本金又は出資金	事業の内容又は職業	議決権等の所有(被所有)割合	関係内容		取引の内容		取引金額	科目	期末残高
						役員の兼任等	事業上の関係					
役員及びその近親者	松岡 敦	-	-	当社取締役(株)啓愛社代表取締役社長	(被所有)直接0％	-	-	「(株)啓愛社」を参照下さい。				
役員及びその近親者が議決権の過半数を所有している会社等	(株)啓愛社	東京都北区	百万円 1,905	鋼材及び製鋼原料の販売等	(被所有)直接5％	兼任 4人 出向 1人	当社が鋼材等を購入している	営業取引	鋼材等の購入	百万円 1,423	支払手形及び買掛金等※3	百万円 550
									建物の賃貸料等	31	流動資産その他(未収入金)※3	1
									機械装置等の賃借料	699	—	—

(注) 取引条件ないし取引条件の決定方針等

1. (株)啓愛社との取引は、いわゆる第三者のための取引であります。
2. 鋼材等の購入価格、建物の賃貸料等、並びに機械装置等の賃借料については、市場価格を勘案し、交渉の上決定しております。

※3. 取引金額は、消費税等抜きによっておりますが、期末残高には消費税等が含まれております。

④ 税 効 果 会 計

当 期 末	前 期 末
1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 百万円 (繰延税金資産) 賞与引当金損金算入限度超過額 631 退職給付引当金損金算入限度超過額 18 投資有価証券評価損 2,210 関係会社事業整理損 245 貸倒引当金損金算入限度超過額 1,501 未実現棚卸資産売却益 2,463 繰越欠損金 8,770 その他有価証券評価差額金 24 その他 2,225 繰延税金資産合計 18,088 (繰延税金負債) 海外子会社減価償却認容額 1,758 その他 56 繰延税金負債合計 1,814 繰延税金資産の純額 16,273	1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 百万円 (繰延税金資産) 賞与引当金損金算入限度超過額 629 退職給付引当金損金算入限度超過額 28 投資有価証券評価損 301 関係会社事業整理損 146 貸倒引当金損金算入限度超過額 1,368 未実現棚卸資産売却益 2,501 繰越欠損金 11,236 その他有価証券評価差額金 1,145 その他 307 繰延税金資産合計 17,664 (繰延税金負債) 海外子会社減価償却認容額 1,380 その他 122 繰延税金負債合計 1,503 繰延税金資産の純額 16,160
※当連結会計年度の繰延税金資産の純額は、連結貸借対照表の以下の項目に含まれております。 流動資産－繰延税金資産 8,593 固定資産－繰延税金資産 9,494 流動負債－繰延税金負債 △ 1,016 固定負債－繰延税金負債 △ 797	※当連結会計年度の繰延税金資産の純額は、連結貸借対照表の以下の項目に含まれております。 流動資産－繰延税金資産 6,521 固定資産－繰延税金資産 11,143 流動負債－繰延税金負債 △ 1,397 固定負債－繰延税金負債 △ 105
2. 法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳 国内の法定実効税率 40.0% (調整) 連結調整勘定当期償却額 93.2 海外連結子会社の税率差 △ 713.0 連結子会社の当連結会計年度欠損金に対する評価性引当額 800.3 受取配当金の消去に伴う影響額 758.4 米国子会社における税効果認識による差異 △ 560.0 法定実効税率の変更による差異 41.2 源泉所得税等 128.7 その他 △ 2.6 税効果会計適用後の法人税等の負担率 586.2	2. 法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳 国内の法定実効税率 40.0% (調整) 連結調整勘定当期償却額 2.8 海外連結子会社の税率差 △ 26.8 連結子会社の当連結会計年度欠損金に対する評価性引当額 1.7 受取配当金の消去に伴う影響額 43.1 その他 △ 1.9 税効果会計適用後の法人税等の負担率 58.9
3. 法人税等の税率の変更による繰延税金資産及び繰延税金負債の金額の修正 繰延税金資産及び繰延税金負債の計算に使用した法定実効税率は、前連結会計年度は４０．０％、当連結会計年度は流動区分については、４０．０％、固定区分については３９．０％であります。これにより繰延税金資産の金額が２０４百万円減少し、当連結会計年度に費用計上された法人等調整額の金額が同額増加しております。	

⑤ 有 価 証 券 関 係

1. その他有価証券で時価のあるもの

(単位：百万円)

種類	当期末			前期末		
	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの 株式	—	—	—	2	3	1
連結貸借対照表計上額が取得原価を超えないもの 株式	2,723	2,660	△62	7,258	4,393	△2,864
合計	2,723	2,660	△62	7,260	4,397	△2,863

(注) その他有価証券で時価のある株式について減損処理を行っています。この結果、当期は4,914百万円、前期は1,466百万円を投資有価証券評価損としてそれぞれ計上しております。

2. 時価評価されていない主な有価証券

(単位：百万円)

種類	当期末	前期末
	連結貸借対照表計上額	連結貸借対照表計上額
その他有価証券	1,104	1,333
合計	1,104	1,333

(注) 非上場株式

⑥ デリバティブ取引の契約額、時価及び評価損益

通貨関連　　　　　　　　　　　　　　　　　　　　　　　　　　　　（単位：百万円）

区分	種類	当期末				前期末			
		契約額等	うち1年超	時価	評価損益	契約額等	うち1年超	時価	評価損益
市場取引以外の取引	為替予約取引								
	売建								
	米ドル	407	—	407	—	—	—	—	—
	日本円	83	—	83	—	—	—	—	—
	ユーロ	19	—	19	—	—	—	—	—
	香港ドル	2,142	—	2,142	—	—	—	—	—
	買建								
	日本円	35	—	35	—	—	—	—	—
合計		2,687	—	2,687	—	—	—	—	—

（注）1.時価の算定方法

為替予約取引は、先物為替相場によっております。

2.当連結会計年度においては、ヘッジ会計を適用しているものについては、開示の対象から除いております。

3.シンガポールにおいて、平成15年4月発生見込分について、期末日に為替予約をしています。

⑦ 退職給付

当期	前期
1. 企業の採用する退職給付制度	1. 企業の採用する退職給付制度
従業員の退職金の支給に備えるため、適格退職年金制度を全面的に採用しております。	従業員の退職金の支給に備えるため、適格退職年金制度を全面的に採用しております。
2. 退職給付債務等の内容	2. 退職給付債務等の内容
(a) 退職給付債務及びその内訳	(a) 退職給付債務及びその内訳
イ 退職給付債務 △10,364 百万円	イ 退職給付債務 △9,835 百万円
ロ 年金資産 7,237	ロ 年金資産 6,883
ハ 未積立退職給付債務 (イ+ロ) △ 3,127	ハ 未積立退職給付債務 (イ+ロ) △2,952
ニ 会計基準変更時差異の未処理額 1,253	ニ 会計基準変更時差異の未処理額 1,880
ホ 未認識数理計算上の差異 1,897	ホ 未認識数理計算上の差異 1,211
ヘ 連結貸借対照表計上額純額 (ハ+ニ+ホ) 23	ヘ 連結貸借対照表計上額純額 (ハ+ニ+ホ) 139
ト 前払年金費用 218	ト 前払年金費用 294
チ 退職給付引当金 (ヘ-ト) (注) △ 195	チ 退職給付引当金 (ヘ-ト) (注) △ 155
(注) 貸借対照表上、過年度における適格退職年金制度への移行による退職給与引当金超過額を含めて「退職給付引当金」として表示しております。	(注) 貸借対照表上、過年度における適格退職年金制度への移行による退職給与引当金超過額を含めて「退職給付引当金」として表示しております。
(b) 退職給付費用の内訳	(b) 退職給付費用の内訳
イ 勤務費用 588 百万円	イ 勤務費用 654 百万円
ロ 利息費用 283	ロ 利息費用 269
ハ 期待運用収益 △ 205	ハ 期待運用収益 △ 190
ニ 会計基準変更時差異の費用処理額 626	ニ 会計基準変更時差異の費用処理額 626
ホ 数理計算上の差異の費用処理額 258	ホ 数理計算上の差異の費用処理額 120
ヘ 退職給付費用 1,550	ヘ 退職給付費用 1,479
3. 退職給付債務等の計算の基礎	3. 退職給付債務等の計算の基礎
割引率 3.0%	割引率 3.0%
期待運用収益率 3.0%	期待運用収益率 3.0%
退職給付見込額の期間配分法 期間定額基準	退職給付見込額の期間配分法 期間定額基準
数理計算上の差異の処理年数 5年～15年 (定額法により、翌期から費用処理することとしております。)	数理計算上の差異の処理年数 5年～15年 (定額法により、翌期から費用処理することとしております。)
会計基準変更時差異の処理年数 5年 (按分額を特別損失に計上しております。)	会計基準変更時差異の処理年数 5年 (按分額を特別損失に計上しております。)

5．生産、受注及び販売の状況

（1）生産実績

（単位：百万円）

事業の種類別セグメント	当期	前期
機械加工品	119,290	124,604
電子機器	152,678	154,490
合計	271,968	279,094

（注）金額は、販売価格（消費税抜き）によっております。

（2）受注実績

（単位：百万円）

事業の種類別セグメント	当期		前期	
	受注高	受注残高	受注高	受注残高
機械加工品	117,055	33,225	112,414	34,288
電子機器	152,670	22,069	158,253	23,483
流通販売ほか	―	―	826	―
合計	269,725	55,294	271,493	57,771

（注）金額は、販売価格（消費税抜き）によっております。

（3）販売実績

（単位：百万円）

事業の種類別セグメント	当期	前期
機械加工品	118,117	122,025
電子機器	154,084	156,303
流通販売ほか	―	1,016
合計	272,202	279,344

（注）金額は、販売価格（消費税抜き）によっております。

平成 15年 3月期　個別財務諸表の概要

平成 15年 5月 15日

上　場　会　社　名　ミネベア株式会社　　上場取引所 東 大 名
コード番号　6479　　本社所在都道府県 長野県
(URL　http://www.minebea.co.jp)
代　表　者 役職名 代表取締役社長　氏名 山本 次男
問合せ先責任者 役職名 取締役経理部長　氏名 大木 貞彦　TEL (03) 5434 - 8611
決算取締役会開催日　平成 15年 5月 15日　　中間配当制度の有無　無
定時株主総会開催日　平成 15年 6月 27日　　単元株制度採用の有無　有(1単元　1,000 株)

1. 15年 3月期の業績(平成 14年 4月 1日 ～ 平成 15年 3月 31日)

(1)経営成績　　(金額は百万円未満を切り捨てて表示しております。)

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
15年 3月期	162,952	△ 7.0	5,018	171.5	11,062	10.3
14年 3月期	175,218	△ 11.4	1,848	△ 84.9	10,033	△ 17.3

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
15年 3月期	1,227	△ 71.8	3.08	-	0.7	3.0	6.8
14年 3月期	4,351	10.2	10.90	10.46	2.4	2.6	5.7

(注)①期中平均株式数　15年 3月期　399,131,972 株　14年 3月期　399,165,043 株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)配当状況

	1株当たり年間配当金	中間	期末	配当金総額(年間)	配当性向	株主資本配当率
	円 銭	円 銭	円 銭	百万円	%	%
15年 3月期	7.00	-	7.00	2,793	227.6	1.5
14年 3月期	7.00	-	7.00	2,794	64.2	1.5

(注)15年 3月期期末配当金の内訳　記念配当　－円 －銭、特別配当　－円 －銭

(3)財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
15年 3月期	362,682	181,240	50.0	454.12
14年 3月期	376,880	181,222	48.1	454.01

(注)①期末発行済株式数　15年 3月期　399, 100, 842 株　14年 3月期　399, 159, 121 株
②期末自己株式数　15年 3月期　66, 853 株　14年 3月期　8, 574 株

2. 16年 3月期の業績予想(平成 15年 4月 1日 ～ 平成 16年 3月 31日)

	売上高	経常利益	当期純利益	1株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	87,000	4,100	1,750	－	－	－
通期	179,500	10,100	4,800	－	7.00	7.00

(参考)1株当たり予想当期純利益(通期)　12円 03銭

(注) 上記の予想は本資料の発表日現在において入手可能な情報及び将来の業績に影響を与える不確実な要因に係る本資料発表日現在における仮定を前提としています。実際の業績は、今後様々な要因によって大きく異なる結果となる可能性があります。業績予想の前提条件その他の関連する事項については、添付資料の7ページを参照してください。

個別財務諸表等

1. 貸借対照表

(単位：百万円)

期別 科目	当期末(15.3.31)		前期末(14.3.31)		比較増減	
	金額	構成比	金額	構成比	金額	率
(資産の部)		%		%		%
流動資産	128,363	35.4	136,349	36.2	△ 7,985	△ 5.9
現金及び預金	7,487		4,421		3,066	
受取手形	2,249		1,952		297	
売掛金	36,680		41,533		△ 4,853	
仕入製品	3,442		3,170		271	
未着品	1,068		1,530		△ 462	
製品	1,278		1,687		△ 409	
原材料	2,122		2,020		101	
仕掛品	2,410		2,814		△ 404	
貯蔵品	170		152		17	
前渡金	131		430		△ 299	
前払費用	380		407		△ 26	
関係会社短期貸付金	60,202		64,632		△ 4,430	
未収入金	5,568		6,982		△ 1,414	
立替金	22		16		6	
繰延税金資産	4,231		3,641		590	
その他	1,018		1,187		△ 169	
貸倒引当金	△ 100		△ 233		133	
固定資産	234,305	64.6	240,513	63.8	△ 6,207	△ 2.6
有形固定資産	32,073		33,435		△ 1,362	
建物	11,607		12,062		△ 454	
構築物	661		597		63	
機械及び装置	6,314		6,680		△ 366	
車両運搬具	15		7		8	
工具器具及び備品	2,255		2,329		△ 73	
土地	11,067		11,067		－	
建設仮勘定	150		689		△ 539	
無形固定資産	841		844		△ 3	
特許権	466		554		△ 88	
借地権	49		49		－	
ソフトウェア	275		188		87	
その他	50		52		△ 2	
投資その他の資産	201,391		206,233		△ 4,841	
投資有価証券	3,720		5,488		△ 1,767	
関係会社株式	155,366		156,813		△ 1,446	
出資金	0		0		－	
関係会社出資金	27,733		27,608		124	
長期貸付金	－		5		△ 5	
従業員長期貸付金	11		13		△ 1	
関係会社長期貸付金	8,567		7,425		1,141	
破産更生債権等	53		37		16	
長期前払費用	804		400		404	
繰延税金資産	7,983		10,862		△ 2,879	
その他	1,124		1,281		△ 157	
貸倒引当金	△ 3,975		△ 3,705		△ 270	
繰延資産	13	0.0	17	0.0	△ 4	△ 24.1
社債発行費	13		17		△ 4	
資産合計	362,682	100.0	376,880	100.0	△ 14,197	△ 3.8

(単位：百万円)

科目 ＼ 期別	当期末（15.3.31）		前期末（14.3.31）		比較増減	
	金額	構成比	金額	構成比	金額	率
（負債の部）		%		%		%
流動負債	100,327	27.6	124,025	32.9	△ 23,697	△ 19.1
支払手形	2,998		3,986		△ 988	
買掛金	23,817		28,820		△ 5,002	
短期借入金	52,033		39,875		12,157	
コマーシャルペーパー	3,000		−		3,000	
長期借入金(1年以内返済)	500		27,700		△ 27,200	
社債（1年以内償還)	10,000		−		10,000	
転換社債（1年以内償還)	−		13,823		△ 13,823	
未払金	4,193		5,290		△ 1,097	
未払法人税等	71		65		5	
未払費用	816		866		△ 50	
前受金	4		11		△ 6	
預り金	245		416		△ 170	
前受収益	86		115		△ 29	
賞与引当金	1,943		2,090		△ 146	
設備関係支払手形	100		470		△ 369	
その他	515		493		22	
固定負債	81,114	22.4	71,632	19.0	9,482	13.2
社債	28,000		35,000		△ 7,000	
転換社債	27,080		27,080		−	
新株引受権付社債	4,000		4,000		−	
長期借入金	22,000		5,500		16,500	
退職給付引当金	34		52		△ 17	
負債合計	181,442	50.0	195,657	51.9	△ 14,215	△ 7.3
（資本の部）						
資本金	68,258	18.8	68,258	18.1	−	−
資本剰余金						
資本準備金	94,756		94,756		−	
資本剰余金合計	94,756	26.1	94,756	25.1	−	−
利益剰余金						
利益準備金	2,085		2,085		−	
任意積立金	11,500		10,000		1,500	
別途積立金	11,500		10,000		1,500	
当期未処分利益	4,714		7,847		△ 3,133	
(うち当期純利益)	(1,227)		(4,351)		△ 3,124	
利益剰余金合計	18,299	5.1	19,932	5.3	△ 1,633	△ 8.2
その他有価証券評価差額金	△ 36	△ 0.0	△ 1,718	△ 0.4	1,682	97.9
自己株式	△ 37	△ 0.0	△ 6	△ 0.0	△ 31	△506.9
資本合計	181,240	50.0	181,222	48.1	17	0.0
負債及び資本合計	362,682	100.0	376,880	100.0	△ 14,197	△ 3.8

(注) 1. 前期末の貸借対照表の資本の部の表示については、改正後の財務諸表等規則に基づき、前期迄との比較可能性の観点より組替表示を行なっております。

	当期末	前期末
2. 有形固定資産の減価償却累計額	48,849百万円	47,175百万円
3. 保証債務	37,369百万円	47,076百万円
4. 転換社債の転換による新株発行額	−	−
同発行済株式数の増加	−	−
同資本組入額	−	−
5. 新株引受権付社債の新株引受権行使による新株発行額	−	−
同発行済株式数の増加	−	−
同資本組入額	−	−

2．損 益 計 算 書　　(単位：百万円)

期別 / 科目	当期 (自 14. 4. 1 至 15. 3. 31)		前期 (自 13. 4. 1 至 14. 3. 31)		比較増減	
	金額	百分比	金額	百分比	金額	率
		%		%		%
売上高	162,952	100.0	175,218	100.0	△ 12,266	△ 7.0
売上原価	136,897	84.0	150,915	86.1	△ 14,018	△ 9.3
売上総利益	26,054	16.0	24,302	13.9	1,751	7.2
販売費及び一般管理費	21,036	12.9	22,454	12.8	△ 1,417	△ 6.3
営業利益	5,018	3.1	1,848	1.1	3,169	171.5
営業外収益	9,420	5.8	11,530	6.5	△ 2,110	△ 18.3
受取利息	969		942		27	
受取配当金	7,786		9,828		△ 2,041	
固定資産賃貸収入	504		487		16	
その他	159		271		△ 111	
営業外費用	3,375	2.1	3,345	1.9	30	0.9
支払利息及び割引料	1,392		1,455		△ 62	
社債利息	1,252		1,270		△ 18	
社債発行費償却	24		17		6	
為替差損	294		187		106	
その他	412		413		△ 1	
経常利益	11,062	6.8	10,033	5.7	1,029	10.3
特別利益	450	0.3	2,192	1.3	△ 1,742	△ 79.5
債務免除益	－		682		△ 682	
固定資産売却益	123		365		△ 241	
投資有価証券売却益	3		－		3	
関係会社株式売却益	－		250		△ 250	
関係会社清算配当金	205		－		205	
貸倒引当金戻入額	118		398		△ 279	
車輪事業整理損引当金戻入額	－		496		△ 496	
特別損失	8,117	5.0	3,969	2.3	4,148	104.5
たな卸資産廃棄損	－		965		△ 965	
固定資産売却損	117		209		△ 91	
投資有価証券売却損	－		6		△ 6	
投資有価証券評価損	4,945		1,466		3,479	
貸倒引当金繰入額	－		292		△ 292	
関係会社株式評価損	2,280		527		1,752	
関係会社事業整理損	256		7		248	
製品補償損失	23		－		23	
退職給付費用	494		494		－	
税引前当期純利益	3,395	2.1	8,257	4.7	△ 4,861	△ 58.9
法人税、住民税及び事業税	999	0.6	801	0.4	198	24.8
法人税等調整額	1,168	0.7	3,104	1.8	△ 1,936	△ 62.4
法人税等合計	2,167	1.3	3,905	2.2	△ 1,737	△ 44.5
当期純利益	1,227	0.8	4,351	2.5	△ 3,124	△ 71.8
前期繰越利益	3,486		3,495		△ 8	
当期未処分利益	4,714		7,847		△ 3,133	

3．（1）利 益 処 分 案　　（単位：百万円）

科目＼期別	当期（自14．4．1 至15．3．31）金額	科目＼期別	前期（自13．4．1 至14．3．31）金額
当期未処分利益	4,714	当期未処分利益	7,847
これを次のとおり処分いたします		これを次のとおり処分いたします	
配当金	2,793	配当金	2,794
（1株につき　7円00銭）		（1株につき　7円00銭）	
役員賞与金	－	役員賞与金	66
（うち監査役賞与金）	（　－）	（うち監査役賞与金）	（　3）
任意積立金	－	任意積立金	1,500
別途積立金	－	別途積立金	1,500
合計	2,793	合計	4,360
次期繰越利益	1,920	次期繰越利益	3,486

（注）取締役の報酬額改定について
取締役の報酬額は月額4，100万円以内としておりますが、執行役員制度の導入に伴い取締役数を減員することになりますので、取締役の員数に関する定款の規定の変更が承認可決されることを条件として、月額2，500万円以内と改定する議案を商法第269条に基づき第57回定時株主総会にて付議する予定であります。

（2）1株当たり配当金

	15年3月期			14年3月期		
	年間	中間	期末	年間	中間	期末
	円　銭	円　銭	円　銭	円　銭	円　銭	円　銭
普通（旧）株式	7　00	—	7　00	7　00	—	7　00
（うち）						
記念配当	—	—	—	—	—	—
特別配当	—	—	—	—	—	—
普通（新）株式	—	—	—	—	—	—
優先株式	—	—	—	—	—	—
子会社連動配当株式	—	—	—	—	—	—

４．重 要 な 会 計 方 針

（１）有価証券の評価基準及び評価方法

子会社株式及び関連会社株式　　移動平均法による原価法

その他有価証券　　時価のあるもの

期末日の市場価格等に基づく時価法

（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定）

時価のないもの

移動平均法による原価法

（２）たな卸資産の評価基準及び評価方法

仕 入 製 品　移動平均法による原価法

製　　　品　移動平均法による原価法

原　材　料　移動平均法による原価法

ベアリング、ねじ、計測機器、モーター及び特殊機器の材料

仕　掛　品　移動平均法による原価法

ベアリング、ねじ、モーター

個別法による原価法

計測機器、特殊モーター、特殊機器

貯　蔵　品　移動平均法による原価法

ベアリング、ねじ、計測機器、モーター及び特殊機器の製造用消耗品

（３）固定資産の減価償却の方法

有形固定資産　定率法

なお、耐用年数及び残存価額については、法人税法に規定する方法と同一の基準によっております。

また、少額の減価償却資産（取得価額が１０万円以上２０万円未満の減価償却資産）については、事業年度毎に一括して３年間で均等償却しております。

無形固定資産　定額法

なお、耐用年数については、法人税法に規定する方法と同一の基準によっております。

ただし、ソフトウェア（自社利用分）については、社内における見込利用可能期間（５年）に基づく定額法を採用しております。

（４）繰延資産の処理方法

社 債 発 行 費　商法の規定に基づき３年間均等償却

上記の項目以外は支出時に全額費用として計上しております。

（５）引当金の計上基準

貸 倒 引 当 金　債権の貸倒による損失に備えるため、一般債権については、貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

賞 与 引 当 金　従業員の賞与の支給に備えるため、支給見込額基準により計上しております。

退職給付引当金　従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当期末において発生していると認められる額を計上しております。

なお、会計基準変更時差異（２，４７４百万円）については、５年による按分額を「退職給付費用」として特別損失に計上しております。

数理計算上の差異は、一定の年数（５年）による定額法により、発生した翌期から費用処理することとしております。

（６）外貨建の資産又は負債の本邦通貨への換算基準

外貨建金銭債権債務は、期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

（７）重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

（８）重要なヘッジ会計の方法

為替予約等が付されている外貨建金銭債権債務については、振当処理を行っております。

なお、為替予約取引は資金部において輸出入取引等に係る為替相場変動によるリスクをヘッジする目的で行っております。

また、為替予約の締結時に、リスク管理方針に従って、外貨建による同一金額で同一期日の為替予約をそれぞれ振当てているため、その後の為替相場の変動による相関関係は完全に確保されており、その判定をもって有効性の判定に代えております。

（９）その他財務諸表作成のための重要な事項

消費税等の会計処理　税抜方式によっております。

5．注 記 事 項

（1）リース取引関係

① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	当期 取得価額相当額	当期 減価償却累計額相当額	当期 期末残高相当額	前期 取得価額相当額	前期 減価償却累計額相当額	前期 期末残高相当額
	百万円	百万円	百万円	百万円	百万円	百万円
車両運搬具	３０７	１７２	１３５	３８２	１７３	２０８
工具器具及び備品	２，５２８	１，３０２	１，２２６	２，６２３	１，２８１	１，３４１
合計	２，８３５	１，４７４	１，３６１	３，００５	１，４５５	１，５５０

なお、取得価額相当額は、未経過リース料期末残高が有形固定資産の期末残高等に占める割合が低いため、「支払利子込み法」により算定しております。

② 未経過リース料期末残高相当額

	当期	前期
１年以内	５９５百万円	６４１百万円
１年超	７６５百万円	９０８百万円
合計	１，３６１百万円	１，５５０百万円

なお、未経過リース料期末残高相当額は、未経過リース料期末残高が有形固定資産の期末残高等に占める割合が低いため、「支払利子込み法」により算定しております。

③ 支払リース料及び減価償却費相当額

	当期	前期
支払リース料	６７８百万円	８５６百万円
減価償却費相当額	６７８百万円	８５６百万円

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

（2）有価証券

子会社株式及び関連会社株式で時価のあるものはありません。

（3）税効果会計

当期

1. 繰延税金資産（流動資産及び固定資産）の発生の主な原因別内訳

	百万円
賞与引当金損金算入限度超過額	６３１
退職給付引当金損金算入限度超過額	１８
投資有価証券評価損	２，２１０
関係会社株式評価損	１，０９６
関係会社事業整理損	２３９
貸倒引当金損金算入限度超過額	１，５３９
繰越欠損金	６，２９１
その他有価証券評価差額金	２４
その他	１６６
合計	１２，２１４

2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	%
法定実効税率	４０．０
（調整）	
交際費等永久に損金に算入されない項目	２．１
住民税均等割等	１．４
源泉所得税等	１８．８
法人税申告書との差異調整額	△ ５．０
法定実効税率の変更による差異	６．０
その他	０．６
税効果会計適用後の法人税等の負担率	６３．９

3. 法人税等の税率の変更による繰延税金資産の金額の修正

繰延税金資産の計算に使用した法定実効税率は、前期は４０．０％、当期は流動区分については、４０．０％、固定区分については３９．０％であります。これにより繰延税金資産の金額が２０４百万円減少し、当期に費用計上された法人税等調整額の金額が同額増加しております。

前期

1. 繰延税金資産（流動資産及び固定資産）の発生の主な原因別内訳

	百万円
賞与引当金損金算入限度超過額	５５８
退職給付引当金損金算入限度超過額	２８
投資有価証券評価損	３０１
関係会社株式評価損	２１１
関係会社事業整理損	３，６４６
貸倒引当金損金算入限度超過額	１，４７３
繰越欠損金	７，０９７
その他有価証券評価差額金	１，１４５
その他	４４
合計	１４，５０３

2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	%
法定実効税率	４０．０
（調整）	
交際費等永久に損金に算入されない項目	０．７
住民税均等割等	０．４
源泉所得税等	５．９
その他	０．３
税効果会計適用後の法人税等の負担率	４７．３

3. ――――

役 員 の 異 動

1. 代 表 者 の 異 動 ： 該当事項はありません。

2. その他役員の異動 ：

① 新任取締役候補　　該当事項はありません。

② 新任監査役候補　　平出　　功（現　税務顧問）

③ 退任予定取締役　　専務取締役　三枝　　正人
取　締　役　竹内　留四郎

常務取締役　山口　　喬（常務執行役員に就任予定）
常務取締役　丸田　富弘（常務執行役員に就任予定）
取　締　役　沢村　貞夫（執行役員に就任予定）
取　締　役　平尾　明洋（執行役員に就任予定）
取　締　役　大木　貞彦（執行役員に就任予定）
取　締　役　仲　　卓也（執行役員に就任予定）
取　締　役　清水　征夫（執行役員に就任予定）
取　締　役　山中　雅義（執行役員に就任予定）
取　締　役　眞瀬　俊二（執行役員に就任予定）
取　締　役　加藤木　洋治（執行役員に就任予定）
取　締　役　藤澤　　進（執行役員に就任予定）
取　締　役　長田　政光（執行役員に就任予定）
取　締　役　岡宮　秋雄（執行役員に就任予定）

④ 退任予定監査役　　社外監査役　内田　稔朗

平成15年5月15日
ミネベア株式会社

平成15年3月期 決算短信補足資料

四半期決算の開示は、当連結会計年度第1四半期より実施しております。
なお、平成14年3月期は、四半期決算を実施していないため、平成14年3月期第1-4四半期の税引前四半期(当期)純利益および四半期(当期)純利益は記載しておりません。

1. 連結業績

	14年3月期			15年3月期			伸び率	
(単位:百万円)	上期	下期	通期	上期	下期	通期	下期対前年同期比①	通期対前年比②
売上高	136,882	142,462	279,344	137,249	134,953	272,202	-5.3%	-2.6%
営業利益	12,496	9,476	21,972	10,176	9,176	19,352	-3.2%	-11.9%
経常利益	8,952	7,043	15,995	7,667	5,753	13,420	-18.3%	-16.1%
税引前(当期)純利益	8,040	4,908	12,948	6,817	-6,322	495	—	-96.2%
当期純利益	4,384	914	5,298	2,543	-4,977	-2,434	—	—

	14年3月期				15年3月期				伸び率	
(単位:百万円)	第1四半期	第2四半期	第3四半期	第4四半期	第1四半期	第2四半期	第3四半期	第4四半期	対前四半期比③	対前年同期比④
売上高	69,988	66,894	68,536	73,926	72,367	64,882	68,723	66,230	-3.6%	-10.4%
営業利益	6,554	5,942	4,964	4,512	6,031	4,145	5,519	3,657	-33.7%	-18.9%
経常利益	4,804	4,148	3,835	3,208	4,524	3,143	4,036	1,717	-57.5%	-46.5%
税引前四半期(当期)純利益	—	—	—	—	4,203	2,614	3,735	-10,057	—	—
四半期(当期)純利益	—	—	—	—	1,903	640	1,889	-6,866	—	—

2. 部門別売上高、営業利益

	14年3月期			15年3月期			伸び率	
(単位:百万円)	上期	下期	通期	上期	下期	通期	下期対前年同期比①	通期対前年比②
機械加工品	62,195	59,830	122,025	60,309	57,808	118,117	-3.4%	-3.2%
ベアリング関連製品	51,188	48,925	100,113	50,058	47,880	97,938	-2.1%	-2.2%
その他機械加工品	11,006	10,905	21,911	10,251	9,929	20,180	-9.0%	-7.9%
電子機器	73,978	82,325	156,303	76,940	77,144	154,084	-6.3%	-1.4%
回転機器	35,917	40,523	76,440	38,933	40,255	79,188	-0.7%	+3.6%
その他電子機器	38,062	41,800	79,862	38,005	36,892	74,897	-11.7%	-6.2%
流通販売ほか	709	307	1,016	—	—	—	—	—
売上高合計	136,882	142,462	279,344	137,249	134,953	272,202	-5.3%	-2.6%
機械加工品	12,564	9,571	22,135	9,163	9,356	18,519	-2.2%	-16.3%
電子機器	-74	-88	-162	1,013	-181	832	—	—
流通販売ほか	6	-6	-0	—	—	—	—	—
営業利益合計	12,496	9,476	21,972	10,176	9,176	19,352	-3.2%	-11.9%

	14年3月期				15年3月期				伸び率	
(単位:百万円)	第1四半期	第2四半期	第3四半期	第4四半期	第1四半期	第2四半期	第3四半期	第4四半期	対前四半期比③	対前年同期比④
機械加工品	32,021	30,174	28,358	31,472	31,668	28,641	28,723	29,085	+1.3%	-7.6%
ベアリング関連製品	26,299	24,889	23,166	25,759	26,420	23,638	23,845	24,035	+0.8%	-6.7%
その他機械加工品	5,722	5,284	5,190	5,715	5,249	5,002	4,879	5,050	+3.5%	-11.6%
電子機器	37,624	36,354	39,879	42,446	40,699	36,241	40,000	37,144	-7.1%	-12.5%
回転機器	18,412	17,505	19,435	21,088	20,793	18,140	20,521	19,734	-3.8%	-6.4%
その他電子機器	19,212	18,850	20,444	21,356	19,908	18,097	19,480	17,412	-10.6%	-18.5%
流通販売ほか	343	366	300	7	—	—	—	—	—	—
売上高合計	69,988	66,894	68,536	73,926	72,367	64,882	68,723	66,230	-3.6%	-10.4%
機械加工品	7,014	5,550	4,678	4,893	5,098	4,065	4,771	4,585	-3.9%	-6.3%
電子機器	-457	383	296	-384	933	80	748	-929	—	—
流通販売ほか	-3	9	-9	3	—	—	—	—	—	—
営業利益合計	6,554	5,942	4,964	4,512	6,031	4,145	5,519	3,657	-33.7%	-18.9%

①下期対前年同期比＝前年度下期との比較　②通期対前年比＝前年度通期との比較
③前四半期比＝第4四半期の第3四半期との比較　④前年同期比＝前年度第4四半期との比較

3. 連結業績予想

(単位:百万円)	16年3月期 上期予想	16年3月期 下期予想	16年3月期 通期予想	前年比伸び率	17年3月期 通期予想	前年比伸び率
売上高	136,000	144,000	280,000	+2.9%	300,000	+7.1%
営業利益	8,800	12,200	21,000	+8.5%	28,000	+33.3%
経常利益	6,300	10,700	17,000	+26.7%	25,000	+47.1%
税引前(当期)純利益	5,600	10,400	16,000	+3132.3%	24,000	+50.0%
当期純利益	2,500	6,000	8,500	—	15,000	+76.5%

4. 部門別売上高、営業利益予想

(単位:百万円)	16年3月期 上期予想	16年3月期 下期予想	16年3月期 通期予想	前年比伸び率	17年3月期 通期予想	前年比伸び率
機械加工品	56,850	58,150	115,000	−2.6%	117,100	+1.8%
ﾍﾞｱﾘﾝｸﾞ関連製品	46,900	47,350	94,250	−3.8%	96,300	+2.2%
その他機械加工品	9,950	10,800	20,750	+2.8%	20,800	+0.2%
電子機器	79,150	85,850	165,000	+7.1%	182,900	+10.8%
回転機器	45,350	49,750	95,100	+20.1%	109,500	+15.1%
その他電子機器	33,800	36,100	69,900	−6.7%	73,400	+5.0%
売上高合計	136,000	144,000	280,000	+2.9%	300,000	+7.1%
機械加工品	9,100	10,500	19,600	+5.8%	20,500	+4.6%
電子機器	−300	1,700	1,400	+68.3%	7,500	+435.7%
営業利益合計	8,800	12,200	21,000	+8.5%	28,000	+33.3%

5. 設備投資、減価償却費、研究開発費

(単位:百万円)	14年3月期 通期	15年3月期 第1四半期	15年3月期 第2四半期	15年3月期 第3四半期	15年3月期 第4四半期	15年3月期 通期	16年3月期 通期予想
設備投資額	26,245	3,870	4,149	4,020	4,343	16,382	27,500
減価償却費(無形固定資産含む)	24,385	5,823	5,627	5,720	5,656	22,826	24,500
研究開発費	10,682	2,325	2,457	2,493	2,466	9,741	10,000

6. 為替換算レート

		14年3月期 通期	15年3月期 第1四半期	15年3月期 第2四半期	15年3月期 第3四半期	15年3月期 第4四半期	15年3月期 通期	16年3月期 通期想定
US$	PL	125.11	128.35	119.18	122.73	118.90	122.29	122.50
	BS	133.25	119.50	122.60	119.90	120.20	120.20	122.50
S'PORE$	PL	69.05	70.81	67.72	69.32	68.48	69.08	69.50
	BS	72.36	67.71	68.98	69.16	68.01	68.01	69.50
THAI BAHT	PL	2.81	2.98	2.84	2.83	2.77	2.86	2.80
	BS	3.06	2.87	2.83	2.77	2.80	2.80	2.80
RMB	PL	15.11	15.50	14.40	14.84	14.36	14.77	14.80
	BS	16.09	14.43	14.81	14.49	14.48	14.48	14.80

7. 単体業績

(単位:百万円)	14年3月期 上期	14年3月期 下期	14年3月期 通期	15年3月期 上期	15年3月期 下期	15年3月期 通期	伸び率 下期対前年同期比①	伸び率 通期対前年比②
売上高	89,558	85,660	175,218	83,402	79,550	162,952	−7.1%	−7.0%
営業利益	1,252	596	1,848	2,775	2,243	5,018	+276.3%	+171.5%
経常利益	3,327	6,706	10,033	4,828	6,234	11,062	−7.0%	+10.3%
税引前(当期)純利益	3,372	4,885	8,257	4,371	−976	3,395	—	−58.9%
当期純利益	1,600	2,751	4,351	2,122	−895	1,227	—	−71.8%

8. 単体業績予想

(単位:百万円)	16年3月期 上期予想	16年3月期 下期予想	16年3月期 通期予想	前年比伸び率
売上高	87,000	92,500	179,500	+10.2%
営業利益	1,000	2,200	3,200	−36.2%
経常利益	4,100	6,000	10,100	−8.7%
税引前(当期)純利益	3,400	5,700	9,100	+168.0%
当期純利益	1,750	3,050	4,800	+291.2%

以　上